

Enjoy the game

Callaway Golf Company
2001 Annual Report


Callaway
GOLF

Ron Drapeau

Chairman, President and
Chief Executive Officer

To My Fellow Shareholders

In opening my first annual letter to you, I am compelled to address the single most significant event thus far in the history of our Company: the passing of our founder, Ely Callaway. Ely had a profound impact on all employees at Callaway Golf, not just those who worked closely with him every day.

Ely was...
A man of vision, yet very focused...
A believer that honesty and integrity were the
underpinning of every relationship and communication...
A ferocious, relentless competitor, yet an
extremely compassionate person, accessible to all...
A man whose confidence and self worth made him
unafraid to be wrong, thereby giving himself the
opportunity to be right...
A person with the willingness to undertake challenges
others couldn't – or wouldn't – with a work-hard ethic
that inspired us all.

Ely's recommendation to our Board that I be selected as his successor is the highest compliment I have ever received, reflecting, I believe, on his view and mine that we shared many of the same basic values. I plan to do everything I can to prove that the confidence and trust he placed in me was well founded. Certainly, as we have moved on with conducting our business we have been true to his vision of developing and marketing "demonstrably superior and pleasingly different" golf clubs and golf balls. This credo has been adopted as the mission of all 2,500 Callaway Golf employees in 18 countries around the world. It will not change.

Over the last 20 years, Callaway Golf has developed a thorough understanding of the needs of golfers around the world. In fact, we believe we understand golfers better than any other company. Their passion is our passion. We translate that zeal into all our products, making golf clubs, golf balls, putters and accessories that are truly satisfying for players of every skill level. This, too, will not change.

And the legacy Ely left me extends even further. I also am extremely fortunate that he built such a strong team over the past few years, blending solid long-term contributors with high energy talented newcomers. Working together with this team, we have developed a strategic 3-to-5 year business plan to enrich your investment.

Now, let's discuss the current state of our business.

2001 was a year of challenges for our Company, challenges met and managed. We started the year with a great deal of enthusiasm, and with good reason. As the recognized technology leader and innovator, we had developed the ERC II Forged Titanium Driver, the best driver we ever introduced. As our flagship product, it set the pace for our complete product offering resulting in a record first quarter.

However, shortly into the second quarter the industry slowed dramatically. The late arrival of spring weather in the U.S. and Europe and a softening economy in most major markets around the world were among the causes. The United States Golf Association (USGA) had taken the unusual step of sending out a directive stipulating that scores made using a non-conforming driver could not be used for handicap purposes, and this began to adversely affect ERC II sales at country clubs in the U.S. Thankfully, the Royal and Ancient Golf Club of St. Andrews Scotland (R&A) did not agree with the arbitrary limit on driver performance imposed by the USGA. And so the ERC II Driver was warmly received in Europe, throughout Asia, and especially in Japan where it won the Choice Magazine award as the "Driver of the Year".

These negative forces were offset somewhat by the unprecedented same day global launch of our second golf ball introduction—the CB1 Red and CB1 Blue two-piece golf balls. Still, we could not stop being affected by the overall slowdown being experienced by the industry. We faced these issues head on and appropriately adjusted our organization to meet the reduced market demand.

The economies around the world continued to soften through the third quarter, and headed for recession. Many of America's major corporations, whose employees represent a large share of our customers, announced layoffs that approached a million workers. Foreign currencies in major markets where we operate through our wholly-owned subsidiaries lost value against the dollar, artificially raising the cost of our products and damaging our business. And then the horrific events of September 11 stopped the world.

In spite of these difficulties the Company achieved $816.2 million in revenue, our third highest year in the Company's history. In constant dollars, sales would have increased 1% to $849.1 million. Net income was $58.4 million ($0.82 per diluted share). Excluding the after tax non-cash charge of $14.2 million on a long-term electricity supply contract, net income would have been $72.6 million ($1.02 per diluted share). We are proud of these results and promise to work hard to improve them.

During the late winter and early spring of 2001 the California electricity market was in complete disarray due to the enactment of deregulation. The Company initiated two major actions to protect your investment. We rented temporary stand-by generators capable of providing a seamless transition in the event of blackouts. And we negotiated with our energy service provider to obtain electricity from a subsidiary of Enron Corporation. Accounting rules required that this contract be accounted for as a derivative. As electricity rates declined in the summer, we recorded the after tax non-cash charges identified above.

In November we terminated the contract with the Enron subsidiary and our energy service provider is now procuring our electricity from different sources. After consultation with our auditors and others, the Company continues to reflect the derivative valuation account on its balance sheet, subject to periodic review in accordance with applicable accounting rules. I urge each shareholder to read the complete disclosure on this subject in the financial section of this report.

As we analyze our sales for the year, I am proud to report to you that in the United States we have maintained our number one market share position in metal woods, irons and putters. We also nearly doubled our golf ball share from a year ago as we introduced the CB1 and CTU 30 products during 2001. More important, because of our superior technology we are now recognized as a product innovator in golf balls. Golf clubs and accessories accounted for $761.3 million in revenues while golf ball sales grew to $54.9 million.

Internationally, we achieved $372.1 million in sales despite declining currencies in most foreign markets. Had currency exchange rates remained constant year over year, international sales would have grown to $405.0 million. These results reflect the continued share gains and brand strength we are building through the strategy of owning and expanding our distribution in these key geographic golf regions. In Japan in particular, which is the second largest golf market in the world, we continue to have year over year gains while the economy and the golf industry in general have declined. Our strategy of differentiating ourselves by providing market specific products and superior service to our customers and consumers alike has been successful. We have become a true global company. When the economies in these countries rebound we will be well positioned to reap further benefits.

As previously mentioned, the senior management team developed a strategic 3-to-5 year business plan during 2001. This plan centers on goals in four key areas:

Organization Development
Maintaining Product Leadership
Increasing Long Term Profitability
Developing Brand, Consumer and Customer Loyalty

Through these broad goals, and the strategic initiatives being implemented to achieve them, the Company will deal with change. Change we will introduce through innovation in our products; and change we will manage through our processes and practices. Measuring results against this plan, adjusting actions to meet market conditions and executing on the opportunities to differentiate ourselves will synthesize all of the Company's diverse elements to be world class, not just best of class.

Some of the significant actions already taken to address these goals are the announced institution of a Product Management Structure, a continuing commitment to Research and Development, the introduction of Six Sigma Techniques throughout our processes, the establishment of three unique Brand Building Investments, and the implementation of an e-Business Solution to enhance and improve customer relationships.

In our newly created Product Management Structure we have appointed four key officer positions that have responsibility for the life cycle profitability of our products in woods, irons & putters, balls, and licensing & accessories. These individuals, working through a matrix organization, have responsibility for every element involved in the development and introduction of a new product. Further, they are the single focal point within the Company regarding all aspects of a product's life.

We believe we have led the industry in research and development over the past five years, typically spending an average of 4% of annual sales on R&D. This commitment will continue. Later in this letter, I give a complete overview of our new product introductions, and I will only say here that there is still more to come in product advancements.

A truly global company, Callaway Golf conducts business in 107 countries in 29 different languages. There are Callaway Golf subsidiaries in Europe, Japan, Korea, Canada and Australia and authorized Callaway Golf distributors in Mexico, South Africa, Argentina, United Arab Emirates, Singapore, Hong Kong, Taiwan, China, Philippines, India and Pakistan.



In Six Sigma, we have copied a best practice as applied in some of the great companies in the world. This is a learned, regimented technique for identifying, analyzing, measuring, improving and controlling the key variables within a process or practice that are critical to success. We have invested in the human resource element and presently have four "black belts" (experts) actively working projects. Early results suggest this initiative may be the best solution available to a mature company operating in a mature environment to improve quality, yields and costs.

Regarding "brand loyalty," we have installed Store-in-Store and other Point-of-Purchase fixtures at key retailers around the world, clearly differentiating the Callaway Golf Brand from the clutter of golf retail. Our authorized retailers and consumers alike are responding positively to these efforts to set Callaway Golf apart from the rest of the industry.

An experiment is underway at Indian Wells, California, where the city has built a Callaway Golf Fitting Center. The Center utilizes state of the art fitting technology developed by us and made available to all golf professionals and retailers in the greater Palm Desert area to custom fit golfers with Callaway Golf clubs — enhancing golfers' performance by ensuring a fit with appropriate equipment.

Additionally, in 2001 we invested in portable Custom Fitting Solutions with some of our authorized retailers who are head professional golfers at major golf courses in the U.S., Canada, Europe and Australia. These Fitting Solutions use sophisticated computer-assisted technology, developed in concert with IBM, to custom fit our irons and woods. We believe this strategy will increase our percentage of custom fitted clubs and contribute to share growth at on-course locations.

Finally, we have introduced Callaway-Connect, our e-business solution for order entry, order status, and inventory availability. The adoption of this leading edge practice is being received with appreciation by our retailers, salesmen and saleswomen. It is providing efficiencies and accuracy improvements allowing for our sales relationship to be more productive. To our knowledge, no one else in the industry has a system this advanced.

As we enter 2002 we are following the credo of developing and introducing products that are "demonstrably superior and pleasingly different" with the most extensive product offering in the history of the Company.

The new C4 Driver – Compression Cured Carbon Composite – is light and large and is the most forgiving driver we have ever developed that conforms to USGA rules. We have dared to be different, and our testing with amateurs and pros alike confirms the C4 Driver is truly a breakthrough product. It will bring a great deal of enjoyment to a wide range of golfers.

The new Steelhead III Metal Woods have incorporated all the newest technology we have developed in metal woods into a stainless steel product line that sells at a moderate price. It is the latest in a rich heritage that started the revolution in "forgiving drivers" with the original Big Bertha followed by Steelhead and Steelhead Plus. We expect the "III" to live up to the expectations these products have earned.

We are adding ERC Forged Titanium Fairway Woods that complement the most publicized driver ever introduced by ourselves or anybody else, the ERC II. While the ERC II Driver was ruled non-conforming by the USGA due to its hot face, the

International
Subsidiary
Officers



Canada
Jamie MacKenzie



Europe
Patrice Hutin



Australia
Frank McCarthy



Korea
Eugene Lee



Japan
Alex Boezeman

ERC Fairway Woods are conforming. And, we expect these clubs to bring the enjoyment of a well struck shot to many golfers in the U.S. as well as all the golf jurisdictions outside of the U.S., Canada and Mexico, governed by the R&A. For golfers who want it, we will continue to offer the ERC II Driver, as there is no better driver available.

The new Big Bertha Irons, while also incorporating our latest technology, have a wonderful retro look. They are more forgiving on off-center hits, and we believe they will be embraced by most, if not all, of the consumers who have the original models still in the bag.

The Odyssey White Hot 2-Ball putter achieved wins on the European and LPGA Tours before we had even announced its introduction. We think it will be the rave of every golfer who ever struggled with alignment on the greens. It leads a group of new "White Hot" putter introductions including mid and long shafted models.

The HX ("Hex") golf ball, with its unique patented tubular lattice network in lieu of dimples, will make golfers and competitors alike take notice as it starts a revolution in golf ball aerodynamics.

Look for these products to complement the Hawk Eye VFT Family. The Hawk Eye VFT Titanium Metal Woods held the number 1 market share for cast titanium metal woods in the U.S. in 2001, and we expect to hold that position again in 2002. The Tungsten Injected Titanium Hawk Eye VFT Irons are alone in a product category we created. Literally, since there are no competitors, holding number 1 share for this product will be easy.

Our most popular iron ever, the X-14, and its sister product, the X-14 Pro Series, will continue in the line for a third year because consumers just keep buying them.

The three-piece CTU 30 (cast thermo-set urethane) and the two-piece CB1 golf balls contributed to our 62% growth in golf ball sales in 2001. We think we can continue growing in 2002 as we continue to convert golfers who played some of the older brands in the past. Callaway Golf balls have quickly become number 2 on the professional tours and with amateur golfers in their price categories at retail.

In addition to these exciting new products, we will introduce in North America and Europe in 2002 the first collection of apparel from our license with Ashworth. The line was first shown at the January 2002 PGA Merchandise Show to very positive reactions by our customers. It will be available at golf retail and major upscale department stores starting this golf season. These products will be complemented in 2003 in Japan by a similar license with Sanei International. We expect that the new Callaway Golf clothing lines from both these companies will become popular as lifestyle wear as well as golf wear.

One negative looming over our Company and the entire industry is the continuing opposition of the USGA toward technological improvements in golf equipment for all golfers. We believe that the negative attitude of this governing body toward equipment innovation is a real threat to the popularity of the sport. The small group of elite golfers comprising the executive committee of the USGA continues to make equipment rules for millions of golfers based on a perception that the game is becoming too easy for a few hundred highly skilled pros and top level amateurs.

The fact is that most people who play golf find the game very challenging. Available statistics suggest that fewer than 2% of the 25 million golfers in the United States have single-digit handicaps. In fact, most golfers in the U.S. do not even have handicaps. A recent survey conducted by the Golf 20/20 Foundation found that the sensation of a well-struck shot is the number one reason that amateurs enjoy golf—three times more important than score in keeping them in the game. We believe this shows there really are two games of golf—competitive golf at the highest levels and the recreational game that most golfers play. We believe that a simple resolution of the current dispute over Coefficient of Restitution and other equipment limitations can be achieved by making special rules that apply to elite competitions only, similar to the differences between professionals and amateurs in other sports. We believe that we should all be working together to grow this wonderful game, not stifle it.

However, we do not control the process. In fact, like other manufacturers, golf course operators, retailers, instructors, professional tours, etc., we have almost no input into the process. But the little input we do have is more than that of the constituents being governed because the golfers of the United States have no input at all. And so for these golfers and for you, we will continue to lobby with logic and facts. We will remain committed to bringing products for average golfers that will help them experience that sensation of the well-struck shot more often. In this important way, we think we are supporting the game and the many people associated with it.

None of us can predict the outcome or the timing of world events, but we can plan on raising the bar for ourselves and thereby our competitors. We are cautiously optimistic as the new year begins. And we promise you will receive nothing but our best effort. I personally look forward to meeting you at our annual meeting on May 6 in Carlsbad.

Sincerely,

Financial Highlights

(in thousands, except per share data)	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
Net sales	**$ 816,163**	$ 837,627	$ 719,038	$ 703,060	$ 848,941	$ 683,536	$ 557,048	$ 451,779	$ 256,376	$ 132,956
Pretax income (loss)	**$ 98,192**	$ 128,365[1]	$ 85,497	$ (38,899)	$ 213,765	$ 195,595	$ 158,401	$ 129,405	$ 67,942[2]	$ 33,175
Net income (loss)	**$ 58,375**	$ 80,999[1]	$ 55,322	$ (26,564)	$ 132,704	$ 122,337	$ 97,736	$ 78,022	$ 42,862[2]	$ 19,280
Basic earnings (loss) per share	**$ 0.84**	$ 1.16[1]	$ 0.79	$ (0.38)	$ 1.94	$ 1.83	$ 1.47	$ 1.14	$ 0.68[2]	$ 0.35
Diluted earnings (loss) per share	**$ 0.82**	$ 1.13[1]	$ 0.78	$ (0.38)	$ 1.85	$ 1.73	$ 1.40	$ 1.07	$ 0.62[2]	$ 0.32
Shareholders' equity	**$ 514,349**	$ 511,744	$ 499,934	$ 453,096	$ 481,425	$ 362,267	$ 224,934	$ 186,414	$ 116,577	$ 49,750
Market capitalization at December 31	**$ 1,489,012**	$1,380,926	$1,349,595	$ 769,725	$2,120,813	$2,094,588	$1,604,741	$1,127,823	$ 901,910	$ 245,254

(1) Includes cumulative effect of accounting change of $957.

(2) Includes cumulative effect of accounting change of $1,658.

Net Sales (in millions)


$816
$838
$719
$703
$849
$684
$557
$452
$256
$133
2001 2000 1999 1998 1997 1996 1995 1994 1993 1992

Net Income (Loss) (in millions)


$58
$81
$55
$(27)
$133
$122
$98
$78
$43
$19
2001 2000 1999 1998 1997 1996 1995 1994 1993 1992



Ely Callaway

1919-2001

Enjoy the game. A basic idea that is the backbone of Callaway Golf Company. Ely Callaway believed the game of golf should be enjoyable for everyone, young, old, man, woman, amateur or professional. So he set out to build a company that would make golf clubs and golf balls that were the most forgiving in the history of the game — and he succeeded. For all who play with Callaway Golf clubs and balls, scores and handicaps vary but the essential reward is always the same — the pleasing sensation of those well struck shots. It's what brings people back to the game.



Callaway
GOLF
Callaway
GOLF
HAWKEYE
BIG BERTHA
67


Callaway
GOLF
Down by one, ripped an iron from under a tree, hit the green — won it.
Callaway
GOLF


This one putt from the fringe. 20 feet down a slope, right, then left, dropped like a sinker.

heritage



1982
Hickory Stick USA is founded in Temecula, California.

The Company introduces a line of putters and wedges with hickory shafts featuring an interior steel core.

1983
Ely Callaway buys an interest in the Company, which is renamed Callaway Hickory Stick USA.

Ely Callaway becomes president and CEO, moves the Company to Cathedral City, California.

1985
Richard C. Helmstetter is hired as a consultant; soon becomes chief golf club designer.

1987
The Company moves to Carlsbad, California.

1988
The Company is renamed Callaway Golf Company.

Sales reach $4.8 million.



1989
Callaway Golf is the No. 1 driver brand on the Senior PGA Tour by year's end.

Sales reach $10.4 million.

1990
Sales reach $21.5 million.


Callaway
DRIVER
9°

1991
The Big Bertha Driver is launched.

Sales reach $54.8 million.

1992
Callaway Golf goes public, begins trading on the NYSE under the ticker symbol ELY.

Sales reach $133.0 million.

Twenty years ago, a tiny three-person company in California began making wedges and putters that were different from anything else on the market. Today, that company is Callaway Golf—from the smallest golf club manufacturer in the world, to the largest clubmaker and a force in golf ball manufacturing. And the original vision is intact. Every day 2,500 employees carry through on the mission that Company Founder Ely Callaway created two decades ago: To create golf equipment that is demonstrably superior and pleasingly different, and to help golfers of all skill levels enjoy the game.

This vision changed the way the game is played. The original Big Bertha Driver sparked a revolution in golf club design. The driver, once the most-feared and least-used club in golfers' bags, was transformed into the most fun—because of Big Bertha.

The fun and forgiveness Callaway Golf brought to drivers has since spread throughout the bag, from fairway woods and irons to putters and golf balls. What began as a mission statement has become our heritage as a company—to be demonstrably superior and pleasingly different.

1993
Sales reach $256.4 million.


GREAT
BIG BERTHA

1994
Sales reach $451.8 million.

1995
Callaway Golf drivers become the No. 1 drivers in play on the world's major professional tours.

Callaway Golf becomes No. 1 in sales of woods and irons.

Sales reach $557.0 million.

1996
Callaway Golf becomes the world's largest manufacturer of golf clubs.

Callaway Golf Ball Company formed.

Ron Drapeau joins Callaway Golf.

Sales reach $683.5 million.

1997
Callaway Golf buys Odyssey Sports Inc., makers of Odyssey Putters.

Sales reach $848.9 million.


ODYSSEY



1998
The Big Bertha X-12 Irons become the biggest product launch to date for the Company, selling 100,000 sets within three weeks of introduction.

Ground is broken for Callaway Golf ball plant.

Sales are $703.1 million despite golf industry slowdown.

1999
Ron Drapeau is named Senior Executive Vice President of Manufacturing.

Sales reach $719.0 million.

2000
Callaway Golf enters the golf ball business with the Rule 35 ball.

Sales reach $837.6 million.


CALLAWAY
1

2001
Ron Drapeau named President and CEO of Callaway Golf after Ely Callaway's retirement. Mr. Callaway passes away at age 82.

Sales reach $816.2 million.

technology



1986
Callaway Hickory Stick USA becomes the first company to use computer-controlled milling machines to ensure uniform flatness on the face of putters.

1988
Callaway Golf introduces the Short Straight Hollow Hosel concept in irons, eliminating the need for a long traditional hosel while utilizing a bore-through hosel. S2H2 and Tru-Bore Technology are still used in nearly every product the Company produces.

1989
Traditional-sized S2H2 Stainless Steel Woods are introduced. The "no-neck" S2H2 Driver becomes the No. 1 driver model on the Senior PGA Tour.



1991
The original Big Bertha Driver is introduced. Advanced design and production processes make this the first truly oversized stainless steel driver, and it revolutionizes golf club design.

A full line of Big Bertha Fairway Woods follow.

1993
The Big Bertha HeavenWood is introduced. This unique utility wood is the first appearance of the War Bird sole design.

1994
The Big Bertha War Bird Drivers and Fairway Woods replace the original Big Bertha Woods.

The original Big Bertha Irons are introduced. These irons are the first to feature the Company's patented 360-Degree Undercut Channel, which moves weight away from the clubface for greater forgiveness.



The Richard C. Helmstetter Test Center at Callaway Golf is opened, providing an ideal location for the Company's extensive research and development efforts.

1995
Great Big Bertha Titanium Drivers herald the beginning of the "titanium age" in metal wood design. Callaway Golf's production expertise allows the Company to embrace titanium club design before most other golf club manufacturers.

1996
Great Big Bertha Titanium Fairway Woods bring titanium to the fairway wood market.

Big Bertha Tour Series Wedges are the first collaboration between Richard C. Helmstetter and Roger Cleveland.

Callaway Golf's commitment to golf technology is unparalleled. The Company's state-of-the-art Richard C. Helmstetter Test Center is the most advanced facility of its kind anywhere in the world, housing part of a world-class Research and Development department that uses proprietary computer applications with roots in the defense and aerospace industries — all to make friendlier golf clubs and golf balls for average golfers.

Here technology is translated from imagination into performance, turning "What if?" into "Wow!" Callaway Golf's Variable Face Thickness Technology enables golfers to generate more ball speed without swinging harder. Advanced Tungsten Weighting Technology increases forgiveness by placing mass where it creates the most benefit. The exclusive Tubular Lattice Network of the new HX golf ball is an aerodynamic wonder. White Hot Insert Technology makes every putt feel soft while improving distance control.

With more than 500 golf-related patents worldwide and more than 500 additional patent applications pending, it is patently clear why Callaway Golf is the acknowledged leader in the application of technology to help golfers enjoy the game.



1997
The Biggest Big Bertha Titanium Driver pushes oversize driver design to even greater heights.

Great Big Bertha Tungsten• Titanium Irons are the Company's first clubs to feature tungsten weighting technology.

1998
Big Bertha X-12 Irons are the Company's first irons to feature its new multi-layer cavity design for improved sound and feel.

Big Bertha Steelhead Drivers and Fairway Woods mark the first appearance of precision-cast variable weight chip technology to ensure precise location of the center of gravity.

1999
Great Big Bertha Hawk Eye Titanium Drivers and Fairway Woods use the exclusive Tungsten Gravity Screw to create a low center of gravity.

Great Big Bertha Hawk Eye Tungsten Injected Titanium Irons use proprietary tungsten injection process to help average golfers get shots airborne more easily.

Odyssey TriForce Putters combine Stronomic insert technology with a new tungsten flange to improve roll and forgiveness on the green.

The ERC Forged Titanium Driver debuts in Europe and Asia and is ruled non-conforming by the USGA. The driver's unique design creates a Coefficient of Restitution (COR) that is higher than most other drivers.



2000
Callaway Golf Rule 35 Softfeel and Firmfeel golf balls are the first three-piece, solid-core golf balls with a resilient urethane cover.

Big Bertha Steelhead Plus Drivers and Fairway Woods and Steelhead X-14 Irons are the first product to feature patented Variable Face Thickness (VFT) Technology.

Odyssey White Hot Putters feature insert technology that is softer and more consistent.

2001
The ERC II Forged Titanium Driver is hotter and more forgiving than the original ERC.

The Hawk Eye VFT Titanium Driver and Fairway Woods are introduced, bringing VFT technology to cast titanium metal woods.

Odyssey TriHot Putters combine tungsten weight flange design with the high-performance White Hot insert.

CB1 Blue and Red golf balls are launched, shaking up the two-piece ball market.

Hawk Eye VFT Titanium Irons enhance the titanium iron category.

CTU 30 Blue and Red golf balls replace the Rule 35 balls, using an improved aerodynamic design.

The Odyssey White Hot "2-Ball" Putter is introduced to rave reviews.



2002
The largest line of new products ever includes the Big Bertha C4 Driver– compression cured carbon composite– with exclusive tungsten-loaded urethane for extra forgiveness. At 360cc, the C4 Driver is the Company's largest driver yet.

The HX Blue and Red golf balls are the first modern golf balls without dimples. A patented Tubular Lattice Network dramatically improves aerodynamics.



The new Big Bertha Irons update the original with a futuristic constant-width sole design.

Big Bertha Steelhead III Drivers and Fairway Woods improve on VFT Technology for hotter ball flight.

ERC Forged Titanium Fairway Woods take ERC-style, distance and forgiveness from the tee to the turf.

leadership



1982
Hickory Stick USA is the first golf company to produce a hickory shaft with a steel core, combining the nostalgia and beauty of hickory with the performance of steel.

1986
Callaway Hickory Stick USA is a pioneer in the computer-controlled milling of putters.

1988
Callaway Golf patents the Short Straight Hollow Hosel (S2H2) and Tru-Bore technologies.

S2H2 SHORT STRAIGHT HOLLOW HOSEL

1989
Callaway Golf becomes the No. 1 driver brand on the Senior PGA Tour.

1991
Callaway Golf is able to harness advanced casting techniques in becoming the first company to design and produce a large, stainless steel wood—the Big Bertha Driver.

ELY LISTED NYSE

1992
Callaway Golf becomes the first large golf manufacturer to go public and offer shares on the NYSE.

The Big Bertha Driver scores its first tour win by Don Bies on the Senior PGA Tour.



1993
Callaway Golf Foundation is founded; has since made $5 million in grants to charities.

Callaway GOLF COMPANY FOUNDATION

Johnny Miller wins the AT&T Pebble Beach National Pro-Am using Callaway Golf clubs.

With the introduction of the original Big Bertha Stainless Steel Driver in 1991, Callaway Golf gave birth to the oversize metal driver—defining an era in golf, spawning countless imitators and funding the vast R&D effort that drives the Company to this day, with groundbreaking products such as the Big Bertha C4 Driver and the HX golf ball.

This remarkable track record has made Callaway Golf a vital trendsetter in the field of golf equipment technology, both on and off the golf course. On the course, the Company has been the market share leader in woods, irons and putters among amateur golfers. Many top professionals worldwide use clubs and balls made by Callaway Golf. Off the course, Callaway Golf was the first major golf company to be publicly traded on the NYSE. And it has also championed the right of average golfers to gain the full benefit of new equipment technology.

From the Hickory Stick beginnings to the Compression Cured Carbon Composite of the present, Callaway Golf is the clear leader in finding new ways to make a very difficult game a little easier at times — and more enjoyable at all times.

1995
Callaway Golf becomes the No. 1 driver brand across the world's major professional tours.

Annika Sorenstam wins the first of her back-to-back U.S. Women's Open titles using Callaway Golf clubs.

1997
Alison Nicholas uses Callaway Golf clubs to win the U.S. Women's Open.



1999
The Robb Report honors Callaway Golf as "Best of the Best" in golf clubs.

Golfweb.com names the Great Big Bertha Hawk Eye Titanium Driver the best driver of the year.

Bruce Fleisher uses Callaway Golf clubs to win his first two events on the Senior PGA Tour.



2000
Annika Sorenstam satisfies the performance requirements for entry into the LPGA Hall of Fame using Callaway Golf clubs and balls.

The Robb Report names Callaway Golf woods "Best of the Best."

2001
Annika *Sorenstam uses* Callaway Golf clubs and balls while becoming the first woman to shoot 59 in competition. She also wins her third major championship and has a four-event winning streak.



Ty Tryon uses Callaway Golf clubs and balls to become the youngest player to earn a PGA *Tour card at* age 17.

Charles Howell III named PGA Tour Rookie of the Year.



Bruce Fleisher uses Callaway Golf clubs and balls to win the U.S. Senior Open, his first senior *major title.*

Callaway Golf leads all U.S. golf manufacturers in patents granted.



2002
Annika Sorenstam becomes the first Callaway Golf Staff Professional to win on tour with the Big Bertha C4 Driver and HX golf ball.

Callaway Golf Training Organization named among Top 100 in North America.



BIG BERTHA LADIES
Callaway GOLF
Wiped his silly smirk off from 175 yards.


Callaway
GOLF
Callaway
GOLF




Callaway
GOLF
A little fade shot that smacked the stick. Made the putt, too.


All square on 18 and she chips in for birdie. I still say it was luck.

Financial Contents

On the cover: Callaway Golf Staff Professionals – Arnold Palmer, Jim Dent, Emilee Klein, Ty Tryon.

Selected Financial Data[1]

(In thousands, except per share data)					Year ended December 31,
	2001	2000	1999	1998	1997
Statement of Operations Data:					
Net sales	$ 816,163	$ 837,627	$ 719,038	$ 703,060	$ 848,941
Cost of sales	411,585	440,119	384,265	410,341	408,345
Gross profit	404,578	397,508	334,773	292,719	440,596
Selling, general and administrative expenses	259,364	240,874	221,043	241,775	189,109
Research and development expenses	32,697	34,579	34,002	36,848	30,298
Restructuring (credits) expenses	—	—	(5,894)	54,235	—
Sumitomo transition expenses	—	—	5,713	—	—
Litigation settlement	—	—	—	—	12,000
Income (loss) from operations	112,517	122,055	79,909	(40,139)	209,189
Interest and other income, net	7,149	8,791	9,182	3,911	4,586
Interest expense	(1,552)	(1,524)	(3,594)	(2,671)	(10)
Unrealized energy derivative losses	(19,922)	—	—	—	—
Income (loss) before income taxes and cumulative effect of accounting change	98,192	129,322	85,497	(38,899)	213,765
Income tax provision (benefit)	39,817	47,366	30,175	(12,335)	81,061
Income (loss) before cumulative effect of accounting change	58,375	81,956	55,322	(26,564)	132,704
Cumulative effect of accounting change	—	(957)	—	—	—
Net income (loss)	$ 58,375	$ 80,999	$ 55,322	$ (26,564)	$ 132,704
Earnings (loss) per common share:					
Basic					
Income (loss) before cumulative effect of accounting change	$ 0.84	$ 1.17	$ 0.79	$ (0.38)	$ 1.94
Cumulative effect of accounting change	—	(0.01)	—	—	—
Net income (loss)	$ 0.84	$ 1.16	$ 0.79	$ (0.38)	$ 1.94
Diluted					
Income (loss) before cumulative effect of accounting change	$ 0.82	$ 1.14	$ 0.78	$ (0.38)	$ 1.85
Cumulative effect of accounting change	—	(0.01)	—	—	—
Net income (loss)	$ 0.82	$ 1.13	$ 0.78	$ (0.38)	$ 1.85
Dividends paid per share	$ 0.28	$ 0.28	$ 0.28	$ 0.28	$ 0.28

(In thousands)					December 31,
	2001	2000	1999	1998	1997
Balance Sheet Data:					
Cash and cash equivalents	$ 84,263	$ 102,596	$ 112,602	$ 45,618	$ 26,204
Marketable securities	$ 6,422	$ —	$ —	$ —	$ —
Working capital	$ 252,817	$ 233,163	$ 205,198	$ 139,598	$ 209,402
Total assets	$ 647,602	$ 630,934	$ 616,783	$ 655,827	$ 561,714
Long-term liabilities	$ 31,379	$ 9,884	$ 11,575	$ 18,723	$ 7,905
Total shareholders' equity	$ 514,349	$ 511,744	$ 499,934	$ 453,096	$ 481,425

(1) This information should be read in conjunction with the information set forth below in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Notes to Consolidated Financial Statements."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to provisions for warranty, uncollectible accounts receivable, inventory obsolescence, restructuring costs and market value estimates of derivative instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Years Ended December 31, 2001 and 2000

For the year ended December 31, 2001, net sales decreased $21.4 million (3%) to $816.2 million from $837.6 million in the prior year. The decrease is due to a decline in the sales of irons and metal woods, partially offset by an increase in sales of golf balls, putters and accessories. This decline was also the result of the timing of the launch of the Company's new products. The Company did not begin selling its 2002 products in significant quantities in 2001 and thus did not repeat the late-season launch of new products that occurred in 2000.

The decline in iron sales of $51.0 million (17%) to $248.9 million represents a decrease in both unit and dollar sales. A decline was expected as the Company's products generally sell better in their first year after introduction and 2001 was the second year in the life cycle of the Big Bertha Steelhead X-14 Stainless Steel Irons. Declines in other older iron models such as the Hawk Eye Tungsten Injected Titanium Irons were partially offset by the introduction of the Hawk Eye VFT Irons in the second half of the year.

The sales of metal woods decreased $10.1 million (2%) to $392.9 million. Similar to the decline in iron sales, this decline represents a decrease in both unit and dollars sales and is primarily attributable to a decline in sales of Big Bertha Steelhead Plus Stainless Steel Metal Woods, which were introduced in January 2000. The decline in metal woods was partially offset by net increases generated by the introduction of the Big Bertha Hawk Eye VFT Metal Woods and ERC II Forged Titanium Drivers which more than offset the decrease in sales of their predecessors, Great Big Bertha Hawk Eye Metal Woods and ERC Forged Titanium Drivers, respectively.

The increase in golf ball sales of $20.9 million (62%) to $54.9 million was primarily due to the introduction of the CB1 and CTU 30 golf balls during 2001. Sales of putters, accessories and other products increased $18.8 million (18%) to $119.5 million in 2001 due primarily to increased sales of Odyssey putters and golf bags in 2001.

The Company believes the overall decline in net sales is primarily due to poor weather conditions, a general decline in the number of golf rounds played during the year, aggressive competitive pricing strategies in the industry, economic concerns among retailers and customers in many of the Company's key markets around the world, the disruption in consumer spending following the September 11th tragedy, and the United States Golf Association's actions in the United States against the Big Bertha ERC II Forged Titanium Driver. The strength of the U.S. dollar in relation to other foreign currencies also had a significant adverse effect upon the Company's net sales during 2001 as compared to 2000. As compared to the year ended December 31, 2000, a decline in foreign currency exchange rates adversely impacted net sales for the year ended December 31, 2001 by approximately $32.9 million, as measured by applying 2000 exchange rates to 2001 net sales.

During 2001, net sales in the United States decreased $7.1 million (2%) to $444.1 million as compared to net sales during 2000. Overall, the Company's net sales in regions outside the United States decreased $14.3 million (4%) to $372.1 million during 2001 as compared to 2000. Had exchange rates during 2001 been the same as exchange rates during 2000, overall net sales in regions outside of the United States would have been approximately 9% higher than reported in 2001. Net sales by regions outside of the United States in 2001 are as follows:

In millions, except percent data

	Net Sales	Dollar Growth	Percent Growth
Japan	$130.7	$ 8.7	7%
Europe	118.4	(7.1)	(6%)
Rest of Asia including Korea	63.9	(18.5)	(22%)
Rest of World	59.1	2.6	5%
	$372.1	$(14.3)	

The Company acquired certain of its distribution rights in the Europe and Rest of World regions in the first quarter of 2001 and therefore began selling directly to retailers rather than to a third party distributor.

For the year ended December 31, 2001, gross profits increased to $404.6 million from $397.5 million in 2000 and as a percentage of net sales increased to 50% in 2001 from 47% in 2000. This improvement in gross profit is a result of a shift in club product mix away from lower yielding iron products to higher yielding wood products. Golf ball product profit margins improved during 2001 as compared to 2000, as a result of increased sales volume, plant utilization and production yields. The profit margin was also favorably affected by an $8.1 million reduction in the Company's warranty expense during 2001 as compared to 2000. The Company has observed a downward trend in actual costs over the past two years associated with warranty claims due to improved product engineering and manufacturing processes combined with a reduction of costs associated with resolving claims. Accordingly, the Company reduced its warranty accrual rate during 2001. The Company believes that its warranty accrual is adequate to cover future claims and will continue to monitor the warranty accrual rate. The Company may adjust the warranty accrual rate from time to time based on various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims, and the cost to replace or repair its products under warranty.

Selling expenses in 2001 increased to $188.3 million from $170.5 million in 2000. As a percentage of net sales, these expenses increased to 23% in 2001 from 20% in 2000. The increase is primarily due to increases in advertising costs and promotional expenses of $9.6 million and $5.8 million, respectively, associated with the Company's new product launches, the rollout of new fitting cart systems and store-in-store project, and other demand creation initiatives.

General and administrative expenses increased to $71.1 million in 2001 from $70.3 million in 2000. As a percentage of net sales, these expenses increased to 9% in 2001 from 8% in 2000. The increase is primarily attributed to $4.0 million of higher employee compensation costs including severance charges, $3.7 million of increased costs due primarily to the consolidation of facilities and $2.9 million of increased legal expenses, partially offset by decreases in depreciation and bad debt expenses of $3.5 million and $5.1 million, respectively.

Research and development expenses in 2001 decreased to $32.7 million from $34.6 million in 2000. As a percentage of net sales, these expenses remained constant at 4% of net sales. The dollar decrease is due to a decrease in depreciation expense and employee costs.

Interest and other income decreased to $7.1 million in 2001 from $8.8 million in 2000. This decrease is primarily attributable to a decrease in interest income of $4.7 million associated with lower average cash balances, and lower interest rates, in 2001 as compared with 2000, and realized losses of $2.1 million generated from the sale of the Company's excess energy supply, partially offset by a $2.7 million increase in foreign currency transaction gains, a $1.5 million increase in realized marketable securities gains, and a $0.6 million increase in royalty income. Interest expense remained relatively constant in 2001 at $1.6 million compared to $1.5 million in 2000.

Unrealized energy derivative losses totaled $19.9 million in 2001 as a result of the Company's long-term energy supply contract which was entered into during 2001. The unrealized losses were generated by the decline in electricity rates through November, 2001. The Company did not have a similar contract in 2000. See "Supply of Electricity and Energy Contracts" below.

During 2001, the Company recorded a provision for income taxes of $39.8 million and recognized a decrease in deferred taxes of $5.1 million. During 2001, the Company realized $14.5 million in tax benefits related to the exercise of stock options. The provision for income tax as a percentage of income before taxes was 41% in 2001 as compared with 37% in 2000. The effective tax rate was higher in 2001 as compared to 2000 primarily as a result of the increased utilization of tax credits in 2000 and the unrealized energy derivative losses recognized during 2001.

Net income for 2001 decreased 28% to $58.4 million from $81.0 million in 2000. Earnings per diluted share during the year decreased 27% to $0.82 in 2001 as compared to $1.13 in 2000. During 2001, the Company recorded a non-cash charge of $14.2 million after-tax or $0.20 per diluted share, as a result of the change in estimated market value of the Company's energy supply contract. Excluding this non-cash energy supply contract charge, the Company's net income for 2001 as compared to 2000 would have decreased 10% to $72.6 million and diluted earnings per share would have decreased 10% to $1.02.

Years Ended December 31, 2000 and 1999

For the year ended December 31, 2000, net sales increased $118.6 million, or 16%, to $837.6 million from $719.0 million in the prior year. The increase is attributable to an increase in sales of irons, golf balls and other products, including putters and accessories, partially offset by a decrease in sales of metal woods. The increase in sales of irons of 40% to $299.9 million represents an increase in both unit and dollar sales and is primarily attributable to sales of Great Big Bertha Hawk Eye Tungsten Injected Titanium Irons, which were not sold in significant quantities during 1999. Also contributing to the increase in sales of irons were sales of Big Bertha Steelhead X-14 Stainless Steel Irons, which were introduced in January 2000, and which generated higher revenues during 2000 than its predecessor, Big Bertha X-12 Stainless Steel Irons, did in 1999. This increase includes sales of $34.0 million of its Rule 35 golf balls during 2000. This product was not sold during 1999. The overall decrease in sales of metal woods of 3% to $403.0 million represents a decrease in both unit and dollar sales of titanium and non-current metal woods, partially offset by an increase in unit and dollar sales of stainless steel metal woods. The overall decrease in sales of metal woods is primarily attributable to sales of non-current products during 1999, which did not occur in significant quantities during the comparable period of 2000, and to a decrease in sales of Great Big Bertha Hawk Eye Titanium Metal Woods during 2000 as compared with 1999, the year in which they were introduced. However, sales of ERC Forged Titanium Drivers, which began shipping in significant quantities in the second quarter of 2000, and initial shipments of the Company's newly-introduced ERC II Forged Titanium Drivers and Big Bertha Hawk Eye VFT Titanium Metal Woods, which began shipping in limited quantities in December 2000, partially offset the decrease in sales of titanium metal woods. Also partially offsetting the decrease in sales of titanium metal woods was an increase in sales of stainless steel metal woods attributable to the January 2000 introduction of Big Bertha Steelhead Plus Stainless Steel Metal Woods, which generated higher revenue in 2000 than their predecessor, Big Bertha Steelhead Stainless Steel Metal Woods, did in 1999.

Net sales reflect the effect of a reclassification of shipping revenues from selling expenses. This reclassification, which added $5.5 million to net sales in 2000 and $4.6 million in 1999 was required by Emerging Issues Task Force Issue No. 00-10 ("EITF 00-10"), and did not result in a change in the Company's earnings or earnings per share for any period.

During 2000, sales in the United States increased $32.8 million (8%) to $451.2 million as compared to net sales during 1999. Overall, the Company's sales in regions outside the United States increased $85.8 million (29%) to $386.4 million during 2000 as compared to 1999. Overall sales in regions outside of the U.S. in 2000 as compared to 1999 were not significantly impacted by fluctuations in foreign currency exchange rates. Net sales by regions outside of the United States are as follows:

In millions, except percent data

	Net Sales	Dollar Growth	Percent Growth
Japan	$122.0	$66.1	118%
Europe	125.5	9.8	9%
Rest of Asia including Korea	82.4	9.3	13%
Rest of World	56.5	0.6	1%
	$386.4	$85.8	

Net sales in Japan increased significantly because the Company began selling directly to customers in 2000 rather than through a distributor, as in prior years.

For the year ended December 31, 2000, gross profits increased to $397.5 million from $334.8 million in 2000 and as a percentage of net sales remained constant at 47%. Overall gross profit was adversely affected in 2000 by lower margins associated with manufacturing the Company's new golf balls which resulted primarily from low plant utilization and production yields. This effect was offset by improvements in golf club product margins. This improvement is primarily attributable to reductions in manufacturing labor and overhead expenses, favorable product mix primarily related to sales of ERC Forged Titanium Drivers and the negative effect on 1999 gross profits that resulted from close-out sales at substantially reduced prices.

Selling expense in 2000 increased to $170.5 million from $128.6 million in 1999, and as a percentage of net sales increased to 20% from 18%. These amounts include the reclassification of shipping revenue and expense, which were previously recorded in selling expense. The effect of this reclassification reduced selling expense by $5.7 million in 2000 and $3.3 million in 1999. The overall increase in selling expense was primarily attributable to incremental expenses associated with the launch of the Company's Rule 35 golf balls and with expanded golf club sales activity in the Company's Japanese subsidiary. Prior to 2000, Callaway Golf products were sold in Japan through a third party distributor. Expenses related to product endorsement also contributed to the increase.

General and administrative expense decreased to $70.3 million in 2000 from $92.5 million in 1999, and as a percentage of net sales decreased to 8% from 13%. This decrease is primarily attributable to the shifting of $18.4 million of costs associated with the Company's golf ball pre-production period from general and administrative expense in 1999 to cost of goods sold in 2000, as these costs were related to production of golf balls in 2000. Also contributing to the decrease were reductions in legal and consulting fees and in depreciation expense of $3.2 million and $1.0 million, respectively. The overall decrease was partially offset by an increase in bad debt expense of $4.4 million associated with the write-off of uncollectible accounts.

Research and development expense was $34.6 million in 2000 as compared with $34.0 million in 1999, and as a percentage of net sales decreased to 4% from 5%. The nominal dollar increase was primarily attributable to an increase in employee compensation and benefits.

Interest and other income decreased to $8.8 million in 2000 from $9.2 million in 1999. This decrease is primarily attributable to the 1999 receipt of $3.6 million of insurance proceeds related to the Company's deferred compensation plan. This decrease was partially offset by a $1.6 million increase in royalty income, a $0.6 million decrease in foreign currency transaction losses and a $0.7 million increase in interest income associated with higher average cash balances in 2000 as compared with 1999.

Interest expense decreased to $1.5 million in 2000 from $3.6 million in 1999. This decrease reflects a decline in interest expense in the amounts of $1.4 million associated with the interim finance agreement for pre-lease financing advances for the acquisition and installation costs of machinery and equipment and $0.7 million associated with debt balances on the Company's line of credit and accounts receivable securitization facilities. The line of credit and accounts receivable securitization facilities were not utilized in 2000 and the interim finance agreement was terminated in 1999.

During 2000, the Company recorded a provision for income taxes of $47.4 million and recognized a decrease in deferred taxes of $4.4 million. During 2000, the Company realized $6.8 million in tax benefits related to the exercise of stock options. The provision for income tax as a percentage of income before taxes was 37% in 2000 as compared with 35% in 1999. The Company's effective tax rate for 2000 reflects a benefit from the consolidation of Callaway Golf Ball Company with the Company.

The Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101") in the fourth quarter of 2000 with an effective date of January 1, 2000. SAB No. 101 summarizes the Securities and Exchange Commission's ("SEC") Division of Corporation Finance Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. As a result of the adoption of SAB No. 101, the Company recognized a cumulative effect adjustment of $1.0 million in the Consolidated Statement of Operations for the year ended December 31, 2000.

Liquidity and Capital Resources

At December 31, 2001, cash and cash equivalents decreased to $84.3 million from $102.6 million at December 31, 2000. The decrease primarily resulted from cash used in financing and investing activities of $74.0 million and $42.8 million, respectively, partially offset by cash provided by operating activities of $100.2 million. Cash flows used in financing activities are primarily attributable to the acquisition of treasury stock ($104.0 million) and the payment of dividends ($19.4 million), partially offset by proceeds from the exercise of employee stock options ($45.0 million) and purchases under the employee stock purchase plan ($5.7 million). Cash flows used in investing activities are primarily attributable to capital expenditures ($35.3 million). Cash flows provided by operating activities reflect decreases in accounts receivable ($3.2 million) and other assets ($5.6 million), as well as increases in accounts payable and accrued expenses ($3.9 million) and increases in accrued employee compensation and benefits ($2.8 million), partially offset by an increase in inventory ($37.1 million) and decreases in accrued warranty expense ($4.5 million) and income taxes payable ($1.6 million). The increase in inventory is primarily attributable to the Company's expanded new product introductions for 2002 and the timing of the launch of these new products. The Company did not begin selling its 2002 products in significant quantities in 2001 and thus did not repeat the late-season launch of new products that occurred in 2000.

The Company's principal source of liquidity, both on a short-term and long-term basis, has been cash flow provided by operations and the Company's credit facilities. The Company currently expects this trend to continue. The Company has a revolving credit facility for up to $120.0 million (the "Amended Credit Agreement") and an $80.0 million accounts receivable securitization facility (the "Accounts Receivable Facility"). During 2001, the Company did not utilize either its Accounts Receivable Facility or its line of credit under the Amended Credit Agreement. At December 31, 2001, the Company had $120.0 million available under the Amended Credit Agreement, subject to meeting certain availability requirements under a borrowing base formula and other limitations. Also at December 31, 2001, there were no advances under the Accounts Receivable Facility, leaving up to $80.0 million available under this facility. See Notes 4 and 5 to the Consolidated Financial Statements for further detail.

In May 2000, the Company announced that its Board of Directors authorized it to repurchase its Common Stock in the open market or in private transactions, subject to the Company's assessment of market conditions and buying opportunities from time to time, up to a maximum cost to the Company of $100.0 million. The Company began its repurchase program in May 2000 and during the second quarter of 2001 completed the program which resulted in the repurchase of a total of 5.8 million shares of the Company's Common Stock at an average cost of $17.13 per share.

In August 2001, the Company announced that its Board of Directors authorized it to repurchase additional shares of its Common Stock in the open market or in private transactions, subject to the Company's assessment of market conditions and buying opportunities from time to time, up to a maximum cost to the Company of $100.0 million. During the second half of 2001, the Company repurchased 5.0 million shares of its Common Stock at an average cost of $16.98 per share.

In December 1998, the Company entered into a master lease agreement for the acquisition and lease of machinery and equipment utilized in the Company's golf ball operations. By December 31, 1999, the Company had finalized its lease program and leased $50.0 million of equipment under the operating lease. On February 11, 2002, pursuant to the master lease agreement, the Company notified the lessor of its election to purchase the leased equipment in August 2002 for approximately $44.8 million plus the payment of approximately $5.2 million of lease termination fees.

In April 2001, the Company entered into a note payable as part of a licensing agreement for patent rights. The unsecured, interest-free note payable matures on December 31, 2003 and is payable in quarterly installments. The total amounts payable in 2002 and 2003 are $2.7 million and $3.3 million, respectively.

The Company has entered into long-term purchase agreements for various key raw materials. The purchase commitments covered by these agreements aggregate approximately $4.0 million per year for 2002 and 2003.

Although the Company's golf club operations are mature and historically have generated cash from operations, the Company's golf ball operations are relatively new and to date have not generated cash flows sufficient to fund these operations. The Company does not expect that its golf ball operations will generate sufficient cash to fund these operations in the next twelve months. However, based upon its current operating plan, analysis of its consolidated financial position and projected future results of operations, the Company believes that its operating cash flows, together with its credit facilities, will be sufficient to finance current operating requirements, including planned capital expenditures and purchase commitments. There can be no assurance, however, that future industry specific or other developments, general economic trends or other matters, will not adversely affect the Company's operations or its ability to meet its future cash requirements (see "Certain Factors Affecting Callaway Golf Company" below).

Supply of Electricity and Energy Contracts

Beginning in the summer of 2000, the Company identified a future risk to ongoing operations as a result of the deregulation of the electricity market in California. In July 2000, the Company entered into a one-year supply agreement with Idaho Power Company ("Idaho Power"), a subsidiary of Idacorp, Inc., for the supply of electricity at $64 per megawatt hour. During the second quarter of 2001, Idaho Power advised the Company that it was unwilling to renew the contract upon expiration in July 2001 due to concerns surrounding the volatility of the California electricity market at that time.

As a result, in the second quarter of 2001, the Company entered into an agreement with Pilot Power Group, Inc. ("Pilot Power") as the Company's energy service provider and in connection therewith entered into a long-term, fixed-priced, fixed-capacity, energy supply contract ("Enron Contract") with Enron Energy Services, Inc. ("EESI"), a subsidiary of Enron Corporation, as part of a comprehensive strategy to ensure the uninterrupted supply of electricity while capping costs in the volatile California electricity market. The Enron Contract provided, subject to the other terms and conditions of the contract, for the Company to purchase nine megawatts of energy per hour from June 1, 2001 through May 31, 2006 (394,416 megawatts over the term of the contract). The total purchase price for such energy over the full contract term was approximately $43.5 million.

At the time the Company entered into the Enron Contract, nine megawatts per hour was in excess of the amount the Company expected to be able to use in its operations. The Company agreed to purchase this amount, however, in order to obtain a more favorable price than the Company could have obtained if the Company had purchased a lesser quantity. The Company expected to be able to sell any excess supply through Pilot Power.

Because the Enron Contract provided for the Company to purchase an amount of energy in excess of what it expected to be able to use in its operations, the Company accounted for the Enron Contract as a derivative instrument in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Enron Contract did not qualify for hedge accounting under SFAS No. 133. Therefore, the Company recognized changes in the estimated fair value of the Enron Contract currently in earnings. The estimated fair value of the Enron Contract was based upon a present value determination of the net differential between the contract price for electricity and the estimated future market prices for electricity as applied to the remaining amount of unpurchased electricity under the Enron Contract. Through September 30, 2001, the Company recorded unrealized pre-tax losses of $19.9 million ($7.7 million in the second quarter of 2001 and $12.2 million in the third quarter of 2001).

On November 29, 2001, the Company notified EESI that, among other things, EESI was in default of the Enron Contract and that based upon such default, and for other reasons, the Company was terminating the Enron Contract effective immediately. At the time of termination, the contract price for the remaining energy to be purchased under the Enron Contract through May 2006 was approximately $39.1 million.

On November 30, 2001, EESI notified the Company that it disagreed that it was in default of the Enron Contract and that it was prepared to deliver energy pursuant to the Enron Contract. However, on December 2, 2001, EESI, along with Enron Corporation and numerous other related entities, filed for bankruptcy. Since November 30, 2001, the parties have not been operating under the Enron Contract and Pilot Power has been providing energy to the Company from alternate suppliers.

As a result of the Company's notice of termination to EESI, and certain other automatic termination provisions under the Enron Contract, the Company believes that the Enron Contract has been terminated. As a result, the Company adjusted the estimated value of the Enron Contract through the date of termination, at which time the terminated Enron Contract ceased to represent a derivative instrument in accordance with SFAS No. 133. Because the Enron Contract is terminated and neither party to the contract is performing pursuant to the terms of the contract, the Company no longer records future valuation adjustments for changes in electricity rates. The Company continues to reflect on its balance sheet the derivative valuation account of $19.9 million at December 31, 2001, subject to periodic review, in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In applying these accounting principles, the Company sought and received guidance from its auditors and others.

The Company believes the Enron Contract has been terminated, and as of March 8, 2002, EESI has not asserted any claim against the Company. There can be no assurance, however, that EESI or another party will not assert a future claim against the Company or that a bankruptcy court or arbitrator will not ultimately nullify the Company's termination of the Enron Contract. No provision has been made for contingencies or obligations, if any, under the Enron Contract beyond November 30, 2001.

Restructuring

In 1998, the Company recorded a restructuring charge of $54.2 million resulting from a number of cost reduction actions and operational improvements. During 1999, the Company completed its restructuring initiatives. During 2000, the Company paid $1.4 million related to its restructuring obligations, primarily rents associated with its former New York City facility. At December 31, 2000, there was no remaining reserve balance. The Company has a contingent liability related to the New York City facility (see Notes 11 and 12 to the Consolidated Financial Statements).

Certain Factors Affecting Callaway Golf Company

The financial statements contained in this report and the related discussion describe and analyze the Company's financial performance and condition for the periods indicated. For the most part, this information is historical. The Company's prior results, however, are not necessarily indicative of the Company's future performance or financial condition. The Company therefore has included the following discussion of certain factors which could affect the Company's future performance or financial condition. These factors could cause the Company's future performance or financial condition to differ materially from its prior performance or financial condition or from management's expectations or estimates of the Company's future performance or financial condition. These factors, among others, should be considered in assessing the Company's future prospects and prior to making an investment decision with respect to the Company's stock.

Terrorist Activity and Armed Conflict Terrorist activities and armed conflicts (such as the attacks on the World Trade Center and the Pentagon, the incidents of Anthrax poisoning and the military actions in Afghanistan) would likely have a significant adverse effect upon the Company's business. Such events would likely have an adverse effect upon an already fragile world economy (discussed below) and would likely adversely affect the level of demand for the Company's products as consumer's attention and interest are diverted from golf and become focused on these events and the economic, political, and public safety issues and concerns associated with such events. Also, such events could adversely affect the Company's ability to manage its supply and delivery logistics. If such events caused a significant disruption in domestic or international air, ground or sea shipments, the Company's ability to obtain the materials necessary to produce and sell its products and to deliver customer orders also could be materially adversely affected. Furthermore, such events have negatively impacted tourism. If this negative impact upon tourism continues, the Company's sales to retailers at resorts and other vacation destinations would be materially adversely affected.

Adverse Global Economic Conditions The Company sells golf clubs, golf balls and golf accessories. These products are recreational in nature and are therefore discretionary purchases for consumers. Consumers are generally more willing to make discretionary purchases of golf products during favorable economic conditions. An adverse change in economic conditions in the United States or in the Company's international markets (which represent almost half of the Company's total sales), or even a decrease in consumer confidence as a result of anticipated adverse changes in economic conditions, could cause consumers to forgo or to postpone purchasing new golf products. Such forgone or postponed purchases could have a material adverse effect upon the Company.

The economic conditions in many of the Company's key markets around the world are currently viewed by many as uncertain or troubled. In the United States, there have been many announcements by companies of large-scale reductions in force and others are expected. Consumers are less likely to purchase new golf equipment when they are unemployed. Furthermore, even if economic conditions were to improve during the latter part of 2002, the Company's sales in 2002 may not experience a corresponding improvement because the golf selling season would largely be over.

Foreign Currency Risks Almost half of the Company's sales are international sales. As a result, the Company conducts transactions in approximately 12 currencies worldwide. Conducting business in such various currencies increases the Company's exposure to devaluations of foreign currencies relative to the U.S. dollar which adversely impacts the Company's results of operations. The Company's results in 2001 were significantly affected negatively by the strength of the U.S. dollar versus other foreign currencies as compared to the prior year. Continued weakness in such foreign currencies during 2002 would have a significant negative effect upon the Company.

The Company tries to mitigate its exposure to foreign currency fluctuations by engaging in certain hedging activities. The Company's hedges reduce, but do not eliminate, the affects of such foreign currency fluctuations on the Company's results of operations. For example, the Company successfully entered into hedges for certain transactions it anticipated to occur during 2001. These hedging activities mitigated, but did not eliminate, the negative effects of foreign currency fluctuations on the hedged transactions that occurred during such period. Despite the Company's successful hedge transactions, decreases in foreign currency exchange rates adversely impacted net sales for the year ended December 31, 2001 by approximately $32.9 million (as measured by applying 2000 exchange rates to 2001 net sales). If the Company does not successfully hedge future transactions, the adverse effects of foreign currency devaluations would increase. (See below Item 3, Quantitative and Qualitative Disclosures about Market Risk — Foreign Currency Fluctuations).

Growth Opportunities *Golf Clubs.* In order for the Company to significantly grow its sales of golf clubs, the Company must either increase its share of the market for golf clubs or the market for golf clubs must grow. The Company already has a significant share of the worldwide premium golf club market and therefore opportunities for additional market share may be limited. The Company does not believe there has been any material increase in participation or the number of rounds played in 1999, 2000 or 2001. In fact, Golf Datatech reports that the number of rounds played declined 9 out of 12 months in 2001. Furthermore, the Company believes that since 1997 the overall worldwide premium golf club market has generally not experienced substantial growth in dollar volume from year to year. There is no assurance that the overall dollar volume of the worldwide premium golf club market will grow, or that it will not decline, in the future. The Company's future club sales growth therefore may be limited unless there is growth in the worldwide premium golf club market or it can grow its already significant market share.

Golf Balls. The Company began selling its golf balls in February 2000 and does not have as significant of a market share as it does in the club business. Although opportunities exist for the acquisition of additional market share in the golf ball market, such market share is currently held by some well-established and well-financed competitors. There is no assurance that the Company will be able to obtain additional market share in this very competitive golf ball market. If the Company is unable to obtain additional market share, its golf ball sales growth may be limited.

Golf Ball Costs The cost of entering the golf ball business has been significant. To date, the development of the Company's golf ball business has had a significant negative impact on the Company's cash flows, financial position and results of operations. The Company will need to produce and sell golf balls in large volumes to cover its costs and become profitable in 2002. Although the Company's golf ball operations have shown significant improvement during 2001, there is no assurance that the Company will be able to achieve the sales or production efficiencies necessary to make its golf ball business profitable. Until the golf ball business becomes profitable, the Company's results of operations, cash flows and financial position will continue to be negatively affected.

Manufacturing Capacity The Company plans its manufacturing capacity based upon the forecasted demand for its products. Actual demand for such products may exceed or be less than forecasted demand. The Company's unique product designs often require sophisticated manufacturing techniques, which can require significant start-up expenses and/or limit the Company's ability to quickly expand its manufacturing capacity to meet the full demand for its products. If the Company is unable to produce sufficient quantities of new products in time to fulfill actual demand, especially during the Company's traditionally busy season, it could limit the Company's sales and adversely affect its financial performance. On the other hand, the Company invests in manufacturing capacity and commits to components and other manufacturing inputs for varying periods of time, which can limit the Company's ability to quickly react if actual demand is less than forecast. This could result in less than optimum capacity usage and/or in excess inventories and related obsolescence charges that could adversely affect the Company's financial performance. In addition, if the Company were to experience delays, difficulties or increased costs in its production of golf clubs or golf balls, including production of new products needed to replace current products, the Company's future golf club or golf ball sales could be adversely affected.

Dependence on Energy Resources The Company's golf club and golf ball manufacturing facilities use, among other resources, significant quantities of electricity to operate. Many companies in California have experienced periods of blackouts during which electricity was not available. The Company has experienced one blackout period to date, and it is possible the Company will experience additional blackout periods. The Company has taken certain steps to provide access to alternative power supplies for certain of its operations, and believes that these measures could mitigate any impact resulting from possible future blackouts.

During the second quarter of 2001, the Company entered into a long-term energy supply contract as part of a comprehensive strategy to ensure the uninterrupted supply of energy while capping electricity costs in the volatile California energy market. To obtain a more favorable price and to assure adequate supplies during times of peak loads, the Company agreed to purchase a significantly greater supply of electricity than it expected to use in its business. The Company had expected to be able to re-sell some or all of this excess supply and thereby reduce the net price of the electricity it uses in its business. However, due to cooler than normal weather, government intervention and market and regulatory imperfections, the market price for electricity in California dropped significantly. As a result, the Company was unable to re-sell the excess supply of electricity at favorable rates and thus the net cost of the electricity used in the Company's business was higher than expected. In November 2001, the Company terminated its long-term supply contract and is currently purchasing wholesale energy through the Company's energy service provider under short-term contracts. If energy rates were once again to increase significantly, the Company's energy costs would increase significantly and adversely affect the Company's results of operations.

Dependence on Certain Suppliers and Materials The Company is dependent on a limited number of suppliers for its clubheads and shafts, some of which are single-sourced. In addition, some of the Company's products require specifically developed manufacturing techniques and processes which make it difficult to identify and utilize alternative suppliers quickly. The Company believes that suitable clubheads and shafts could be obtained from other manufacturers in the event its regular suppliers are unable to provide components. However, any significant production delay or disruption caused by the inability of current suppliers to deliver or the transition to other suppliers could have a material adverse impact on the Company's results of operations. The Company is also single-sourced or dependent on a limited number of suppliers for the materials it uses to make its golf balls. Many of the materials are customized for the Company. Any delay or interruption in such supplies could have a material adverse impact upon the Company's golf ball business. If the Company did experience any such delays or interruptions, there is no assurance that the Company would be able to find adequate alternative suppliers at a reasonable cost or without significant disruption to its business.

The Company uses United Parcel Service ("UPS") for substantially all ground shipments of products to its U.S. customers. The Company uses air carriers and ships for most of its international shipments of products. Any significant interruption in UPS, air carrier or ship services could have a material adverse effect upon the Company's ability to deliver its products to its customers. If there were any such interruption in its services, there is no assurance that the Company could engage alternative suppliers to deliver its products in a timely and cost-efficient manner. In addition, many of the components the Company uses to build its golf clubs, including clubheads and shafts, are shipped to the Company via air carrier. Any significant interruption in UPS services, air carrier services or shipping services into or out of the United States could have a material adverse effect upon the Company.

The Company's size has made it a large consumer of certain materials, including titanium alloys and carbon fiber. The Company does not make these materials itself, and must rely on its ability to obtain adequate supplies in the world marketplace in competition with other users of such materials. While the Company has been successful in obtaining its requirements for such materials thus far, there can be no assurance that it always will be able to do so. An interruption in the supply of the materials used by the Company or a significant change in costs could have a material adverse effect on the Company.

Competition *Golf Clubs.* The worldwide market for premium golf clubs is highly competitive, and is served by a number of well-established and well-financed companies with recognized brand names, as well as new companies with popular products. For example, in 2002 Nike began marketing and selling golf clubs that will compete with the Company's products, and several manufacturers in Japan have announced plans to expand their businesses in the United States. New product introductions, price reductions, extended payment terms and "close-outs" by competitors continue to generate increased market competition. While the Company believes that its products and its marketing efforts continue to be competitive, there can be no assurance that successful marketing activities, discounted pricing, extended payment terms or new product introductions by competitors will not negatively impact the Company's future sales.

Golf Balls. The premium golf ball business is also highly competitive, and may be becoming even more competitive. There are a number of well-established and well-financed competitors, including one competitor with an estimated market share in excess of 50% of the premium golf ball business. There are also several other competitors, including Nike and Taylor Made, that have introduced or will introduce golf ball designs that directly compete with the Company's products, and several manufacturers in Japan have announced their plans to expand their businesses in the United States. Furthermore, as competition in this business increases, many of these competitors are discounting substantially the prices of their products. In order for its golf ball business to be successful, the Company will need to penetrate the market share held by existing competitors, while competing with new entrants, and must do so at prices that are profitable. There can be no assurance that the Company's golf balls will obtain the market acceptance necessary to be commercially successful.

Market Acceptance of Products A golf manufacturer's ability to compete is in part dependent upon its ability to satisfy the various subjective requirements of golfers, including a golf club's and golf ball's look and "feel," and the level of acceptance that a golf club and ball has among professional and recreational golfers. The subjective preferences of golf club and ball purchasers are difficult to predict and may be subject to rapid and unanticipated changes. For example, the Company's new HX Golf Balls employ revolutionary aerodynamic technology. This aerodynamic technology is reflected in the Company's patented tubular lattice network (a criss-crossing network of tube-like projections that form hexagonal and pentagonal patterns around the golf ball, as opposed to the conventional dimple), which gives it a unique appearance different from any other golf ball on the market. There is no assurance that golfers will be willing to purchase golf balls with this unique appearance, notwithstanding the performance advantages.

In addition, the Company's products have tended to incorporate significant innovations in design and manufacture, which have often resulted in higher prices for the Company's products relative to other products in the marketplace. There can be no assurance that a significant percentage of the public will always be willing to pay such premium prices for golf equipment or that the Company will be able to continue to design and manufacture premium products that achieve market acceptance in the future. For example, the Company's new Big Bertha C4 Driver is made of a compression cured carbon composite. All current leading drivers in the marketplace are made of metal, generally either steel or titanium. Although the Company believes that its new C4 Drivers provide exceptional performance, there is no assurance golfers will be willing to pay premium prices for a non-metallic driver or that the C4 Driver will be commercially successful.

In general, there can be no assurance as to how long the Company's golf clubs and balls will maintain market acceptance and therefore no assurance that the demand for the Company's products will permit the Company to experience growth in sales, or maintain historical levels of sales, in the future.

New Product Introduction The Company believes that the introduction of new, innovative golf clubs and golf balls is important to its future success. A major portion of the Company's revenues is generated by products that are less than two years old. The Company faces certain risks associated with such a strategy. For example, in the golf industry, new models and basic design changes in golf equipment are frequently met with consumer rejection. In addition, prior successful designs may be rendered obsolete within a relatively short period of time as new products are introduced into the marketplace. Further, any new products that retail at a lower price than prior products may negatively impact the Company's revenues unless unit sales increase.

The rapid introduction of new golf club or golf ball products by the Company could result in close-outs of existing inventories at both the wholesale and retail levels. Such close-outs can result in reduced margins on the sale of older products, as well as reduced sales of new products, given the availability of older products at lower prices. Furthermore, it previously was the Company's practice to announce its new product line at the beginning of each calendar year. The Company recently departed from that practice and now announces its new product line in the fourth quarter to allow retailers to plan better. Such early announcements of new products could cause golfers, and therefore the Company's customers, to defer purchasing additional golf equipment until the Company's new products are available. Such deferments could have a material adverse effect upon sales of the Company's current products and/or result in close-out sales at reduced prices.

Conformance with the Rules of Golf New golf club and golf ball products generally seek to satisfy the standards established by the United States Golf Association ("USGA") and the Royal and Ancient Golf Club of St. Andrews ("R&A") because these standards are generally followed by golfers within their respective jurisdictions. The USGA rules are generally followed in the United States, Canada and Mexico, and the R&A rules are generally followed in most other countries throughout the world.

Currently, the Rules of Golf as published by the R&A and the USGA are virtually the same except with respect to the regulation of "driving clubs." In 1998, the USGA adopted a so-called "spring-like effect test" that limits the coefficient of restitution ("COR") of drivers. The R&A has announced that it does not believe that such a limitation is needed or in the best interests of the game of golf, and has not adopted such a test or other performance limitation on drivers.

Some countries, such as Japan and Canada, have local golf associations that exert some control over the game of golf within their jurisdictions. The Royal Canadian Golf Association ("RCGA") has announced that it will generally follow the USGA with respect to equipment rules. So far, no other local organization within the R&A's general jurisdiction has deviated from the R&A's position with respect to equipment rules.

Currently, all of the Company's products are believed to be "conforming" under the Rules of Golf as published by the R&A. In addition, all of the Company's products with the exception of the Company's ERC II (and ERC II Pro Spec) Forged Titanium Driver are believed to be "conforming" under the Rules of Golf as published by the USGA and RCGA (the Company's ERC Fairway Woods are conforming). Although the ERC II Drivers conform to all existing R&A equipment rules, and most existing USGA and RCGA equipment rules, they do not conform to the USGA's so-called "spring-like effect" test protocol. There is no assurance that new designs will satisfy USGA and/or R&A standards, or that existing USGA and/or R&A standards will not be altered in ways that adversely affect the sales of the Company's products. For example, if the R&A were to reverse its current position and rule that ERC II Drivers are non-conforming under the Rules of Golf as published by the R&A, then the Company believes its sales of ERC II Drivers in the Company's international markets would be significantly adversely affected.

On October 18, 2000, the Company announced that it intended to sell its ERC II Forged Titanium Driver in the U.S. despite the fact that it was ruled to be non-conforming by the USGA. To the Company's knowledge, it was the first large, premium brand golf equipment company to sell non-conforming equipment in the U.S. By undertaking this approach, the Company hoped to expand participation in the game of golf in the United States — the source of more than half of the Company's revenues — by making the game more enjoyable and accessible for more people, including those people who play the game primarily for fun, enjoyment and recreation.

While the Company believed that this is the best strategy for the Company and its shareholders, and one that is good for the game of golf as well, the strategy proved to be risky. The USGA vigorously and openly opposed the sale or use of the ERC II Driver. On December 8, 2000, the USGA announced that scores in rounds played with clubs that do not conform to USGA rules, such as the ERC II Forged Titanium Driver, may not be posted for USGA handicap purposes. That position was reinforced by further announcements by the USGA. A significant number of U.S. retailers declined to carry the ERC II Driver. It also appears at this time that a significant number of U.S. golfers have decided that they do not wish to purchase a driver that may not be used in competitions in the U.S. played subject to USGA rules or that may not be used for handicap purposes. Retailer and/or consumer backlash against the introduction of a non-conforming product hurt sales of ERC II Drivers in the U.S., and may have injured sales of other, conforming products, or otherwise damaged the brand. These negative effects will materially limit U.S. sales of ERC II Drivers in 2002 and in future years, and could even negatively affect in a material way the strength of the brand and the Company's business overseas despite the fact that the ERC II Drivers fully conform with the R&A's Rules. On the other hand, if there is a change in attitude and a large number of American golfers who do not play in tournaments subject to the USGA's Rules are prepared to purchase an exceptional non-conforming driver for use in recreational play, and/or the Company's strategy is successful over time in attracting more people to the game of golf in the U.S., then the beneficial effects could be significant.

Golf Professional Endorsements The Company establishes relationships with professional golfers in order to evaluate and promote Callaway Golf and Odyssey branded products. The Company has entered into endorsement arrangements with members of the various professional tours, including the Senior PGA Tour, the PGA Tour, the LPGA Tour, the PGA European Tour, the Japan Golf Tour and the buy.com Tour. While most professional golfers fulfill their contractual obligations, some have been known to stop using a sponsor's products despite contractual commitments. If certain of the Company's professional endorsers were to stop using the Company's products contrary to their endorsement agreements, the Company's business could be adversely affected in a material way by the negative publicity.

Golf Clubs. Many professional golfers throughout the world use the Company's golf clubs even though they are not contractually bound to do so and do not grant any endorsement to the Company. The Company previously created cash pools that rewarded such usage. In 2001, the Company discontinued these pools and is allocating these resources to other tour programs. In addition, many other companies are aggressively seeking the patronage of these professionals, and are offering many inducements, including specially designed products and significant cash rewards. In the past, the Company has experienced an exceptional level of club usage on the world's major professional tours, and the Company has heavily advertised that fact. The Company's lack of cash inducements for non-staff golfers resulted in a decrease in usage of the Company's clubs by professional golfers in 2001 and could result in a further decrease in 2002. The Company continues to evaluate from time to time whether to implement programs that reward usage of the Company's products. While it is not clear to what extent professional usage contributes to retail sales, it is possible that a decline in the level of professional usage of the Company's products could have a material adverse effect on the Company's sales and business.

Golf Balls. Many golf ball manufacturers, including the leading U.S. manufacturer of premium golf balls, have focused a great deal of their marketing efforts on promoting the fact that tour professionals use their balls. Some of these golf ball competitors spend large amounts of money to secure professional endorsements, and the market leader has obtained a very high degree of tour penetration. While almost all of the Company's staff professionals, as well as other professionals who are not on the Company's staff, have decided to use the Company's golf balls in play, there is no assurance they will continue to do so. Furthermore, there are many other professionals who are already under contract with other golf ball manufacturers or who, for other reasons, may not choose to play the Company's golf ball products. The Company does not plan to match the endorsement spending levels of the leading manufacturer, and will instead rely more heavily upon the performance of the ball and other factors to attract professionals to the product. In the future, the Company may or may not increase its tour spending in support of its golf ball. It is not clear to what extent use by professionals is important to the commercial success of the Company's golf balls, but it is possible that the results of the Company's golf ball business could be significantly affected by its success or lack of success in securing acceptance on the professional tours.

Intellectual Property and Proprietary Rights The golf club industry, in general, has been characterized by widespread imitation of popular club designs. The Company has an active program of enforcing its proprietary rights against companies and individuals who market or manufacture counterfeits and "knock off" products, and aggressively asserts its rights against infringers of its copyrights, patents, trademarks, and trade dress. However, there is no assurance that these efforts will reduce the level of acceptance obtained by these infringers. Additionally, there can be no assurance that other golf club manufacturers will not be able to produce successful golf clubs which imitate the Company's designs without infringing any of the Company's copyrights, patents, trademarks, or trade dress.

An increasing number of the Company's competitors have, like the Company itself, sought to obtain patent, trademark, copyright or other protection of their proprietary rights and designs for golf clubs and golf balls. From time to time, others have contacted or may contact the Company to claim that they have proprietary rights that have been infringed by the Company and/or its products. The Company evaluates any such claims and, where appropriate, has obtained or sought to obtain licenses or other business arrangements. To date, there have been no interruptions in the Company's business as a result of any claims of infringement. No assurance can be given, however, that the Company will not be adversely affected in the future by the assertion of intellectual property rights belonging to others. This effect could include alteration or withdrawal of existing products and delayed introduction of new products.

Various patents have been issued to the Company's competitors in the golf ball industry. As the Company develops its golf ball products, it attempts to avoid infringing valid patents or other intellectual property rights. Despite these attempts, it cannot be guaranteed that competitors will not assert and/or a court will not find that the Company's golf balls infringe certain patent or other rights of competitors. If the Company's golf balls are found to infringe on protected technology, there is no assurance that the Company would be able to obtain a license to use such technology, and it could incur substantial costs to redesign them and/or defend legal actions.

The Company has procedures to maintain the secrecy of its confidential business information. These procedures include criteria for dissemination of information and written confidentiality agreements with employees and suppliers. Suppliers, when engaged in joint research projects, are required to enter into additional confidentiality agreements. While these efforts are taken seriously, there can be no assurance that these measures will prove adequate in all instances to protect the Company's confidential information.

Seasonality and Adverse Weather Conditions In the golf club and golf ball industries, sales to retailers are generally seasonal due to lower demand in the retail market during cold weather months. The Company's golf club business has generally experienced these seasonal fluctuations and the Company expects this to continue generally for both its golf club and golf ball businesses. Furthermore, unusual or severe weather conditions generally result in less golf rounds played, which generally results in less demand for golf clubs and golf balls. Consequently, sustained adverse weather conditions, especially during the warm weather months, could materially affect the Company's sales. The Company believes that overall in the Company's principal markets during the first half of 2001 there was unusually adverse weather, which affected retail sales of the Company's products and made the Company's customers reluctant to re-order in quantity.

Product Returns *Golf Clubs.* The Company supports all of its golf clubs with a limited two year written warranty. Since the Company does not rely upon traditional designs in the development of its golf clubs, its products may be more likely to develop unanticipated problems than those of many of its competitors that use traditional designs. For example, clubs have been returned with cracked clubheads, broken graphite shafts and loose medallions. While any breakage or warranty problems are deemed significant to the Company, the incidence of clubs returned to date has not been material in relation to the volume of clubs that have been sold.

The Company monitors the level and nature of any golf club breakage and, where appropriate, seeks to incorporate design and production changes to assure its customers of the highest quality available in the market. Significant increases in the incidence of breakage or other product problems may adversely affect the Company's sales and image with golfers. While the Company believes that it has sufficient reserves for warranty claims, there can be no assurance that these reserves will be sufficient if the Company were to experience an unusually high incidence of breakage or other product problems.

Golf Balls. The Company has not experienced significant returns of defective golf balls, and in light of the quality control procedures implemented in the production of its golf balls, the Company does not expect a significant amount of defective ball returns. However, if future returns of defective golf balls were significant, it could have a material adverse effect upon the Company's golf ball business.

"Gray Market" Distribution Some quantities of the Company's products find their way to unapproved outlets or distribution channels. This "gray market" for the Company's products can undermine authorized retailers and foreign wholesale distributors who promote and support the Company's products, and can injure the Company's image in the minds of its customers and consumers. On the other hand, stopping such commerce could result in a potential decrease in sales to those customers who are selling Callaway Golf products to unauthorized distributors and/or an increase in sales returns over historical levels. While the Company has taken some lawful steps to limit commerce in its products in the "gray market" in both the U.S. and abroad, it has not stopped such commerce.

International Distribution The Company's management believes that controlling the distribution of its products in certain major markets in the world has been and will be an element in the future growth and success of the Company. The Company has reorganized a substantial portion of its international operations, including the acquisition of distribution rights in certain key countries in Europe, Asia and North America. These efforts have resulted and will continue to result in additional investments in inventory, accounts receivable, employees, corporate infrastructure and facilities. The operation of foreign distribution in the Company's international markets will continue to require the dedication of management and other Company resources.

Credit Risk The Company primarily sells its products to golf equipment retailers directly and through wholly-owned domestic and foreign subsidiaries, and to foreign distributors. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from these customers. Historically, the Company's bad debt expense has been low. However, a downturn in the retail golf equipment market could result in increased delinquent or uncollectible accounts for some of the Company's significant customers. In addition, as the Company integrates its foreign distribution its exposure to credit risks increases as it no longer sells to a few wholesalers but rather directly to many retailers. A failure of a significant portion of the Company's customers to meet their obligations to the Company would adversely impact the Company's performance and financial condition.

Information Systems All of the Company's major operations, including manufacturing, distribution, sales and accounting, are dependent upon the Company's information computer systems. Any significant disruption in the operation of such systems, either as a result of an internal system malfunction or infection from an external computer virus, would have a significant adverse effect upon the Company's ability to operate its business. Although the Company has taken steps to mitigate the effect of any such disruptions, there is no assurance that such steps would be adequate in a particular situation. Consequently, a significant or extended disruption in the operation of the Company's information systems could have a material adverse effect upon the Company's operations and therefore financial performance and condition.

Quantitative and Qualitative Disclosures about Market Risk

The Company uses derivative financial instruments for hedging purposes to limit its exposure to changes in foreign exchange rates. Transactions involving these financial instruments are with credit-worthy firms. The use of these instruments exposes the Company to market and credit risk which may at times be concentrated with certain counterparties, although counterparty nonperformance is not anticipated. The Company utilized a derivative commodity instrument, the Enron Contract, to manage electricity costs in the volatile California energy market during the period of June 2001 through November 2001. Pursuant to its terms, the Enron Contract was terminated and the Company has not entered into another long-term energy contract that would be considered a derivative commodity instrument. The Company is also exposed to interest rate risk from its credit facilities and accounts receivable securitization arrangement. (See above Certain Factors Affecting Callaway Golf Company — Foreign Currency Risks).

Foreign Currency Fluctuations In the normal course of business, the Company is exposed to foreign currency exchange rate risks that could impact the Company's results of operations. The Company's risk management strategy includes the use of derivative financial instruments, including forwards and purchased options to hedge certain of these exposures. The Company's objective is to offset gains and losses resulting from these exposures with gains and losses on the derivative contracts used to hedge them, thereby reducing volatility of earnings. The Company does not enter into any trading or speculative positions with regard to derivative instruments.

The Company is exposed to foreign currency exchange rate risk inherent primarily in its sales commitments, anticipated sales and assets and liabilities denominated in currencies other than the U.S. dollar. The Company transacts business in 12 currencies worldwide, of which the most significant to its operations are the European currencies, Japanese yen, Korean won, Canadian dollar, and Australian dollar. For most currencies, the Company is a net receiver of foreign currencies and, therefore, benefits from a weaker U.S. dollar and is adversely affected by a stronger U.S. dollar relative to those foreign currencies in which the Company transacts significant amounts of business.

The Company enters into foreign exchange contracts to hedge against exposure to changes in foreign currency exchange rates. Such contracts are designated at inception to the related foreign currency exposures being hedged, which include anticipated intercompany sales of inventory denominated in foreign currencies, payments due on intercompany transactions from certain wholly-owned foreign subsidiaries, and anticipated sales by the Company's wholly-owned European subsidiary for certain euro-denominated transactions. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established company risk management policies. Pursuant to its foreign exchange hedging policy, the Company may hedge anticipated transactions and certain firm commitments and the related receivables and payables denominated in foreign currencies using forward foreign currency exchange rate contracts and put or call options. Foreign currency derivatives are used only to the extent considered necessary to meet the Company's objectives of minimizing variability in the Company's operating results arising from foreign exchange rate movements. Hedging contracts generally mature within twelve months.

At December 31, 2001 and 2000, the Company had approximately $157.0 million and $118.2 million, respectively, of foreign exchange contracts outstanding. Of the total contracts outstanding at December 31, 2001 and 2000, approximately $122.6 million and $107.8 million, respectively, were designated as cash flow hedges. The Company estimates the fair values of derivatives based on quoted market prices or pricing models using current market rates, and records all derivatives on the balance sheet at fair value. At December 31, 2001 and 2000, the net fair value of foreign currency-related derivatives designated as cash flow hedges or fair value hedges were recorded as net current assets of $8.8 million and net current liabilities of $1.6 million, respectively.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income as a separate component of shareholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The Company began utilizing cash flow hedges in the fourth quarter of 2000. During 2001 and 2000, the Company reclassified $2.9 million and $0, respectively, of gains into earnings related to the release of the effective portion of gains on contracts designated as cash flow hedges. As of December 31, 2001, the Company expects to reclassify $6.4 million of deferred net gains into earnings within the next twelve months. During 2001 and 2000, no gains or losses were reclassified into earnings as a result of the discontinuance of any cash flow hedges.

The ineffective gain or loss for derivative instruments that are designated and qualify as cash flow hedges is reported in "interest and other income, net" immediately. For foreign currency contracts designated as cash flow hedges, hedge effectiveness is measured using the spot rate. Changes in the spot-forward differential are excluded from the test of hedging effectiveness and are recorded currently in earnings as a component of interest and other income, net. Assessments of hedge effectiveness are performed using the dollar offset method and applying a hedge effectiveness ratio between 80% and 125%. Given that both the hedging item and the hedging instrument are evaluated using the same spot rate, the Company anticipates the hedges to be highly effective. The effectiveness of each derivative is assessed monthly. During the years ended December 31, 2001 and 2000, a net gain of $2.0 million and a net loss of $0.2 million, respectively, were recorded in interest and other income, net representing the ineffective portion of the Company's derivative instruments.

At December 31, 2001 and 2000, the Company had approximately $34.4 million and $10.4 million of foreign contracts used to hedge balance sheet exposures outstanding. The gains and losses on foreign currency contracts used to hedge balance sheet exposures are recognized in interest and other income, net in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities and thus offset these gains and losses. During 2001 and 2000, the Company recorded net realized and unrealized gains on contracts used to hedge balance sheet exposures of $4.5 million and $5.3 million, respectively.

Sensitivity analysis is the measurement of potential loss in future earnings of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates or foreign currency values. The Company used a sensitivity analysis model to quantify the estimated potential effect of unfavorable movements of 10% in foreign currencies to which the Company was exposed at December 31, 2001 through its derivative financial instruments.

The sensitivity analysis model is a risk analysis tool and does not purport to represent actual losses in earnings that will be incurred by the Company, nor does it consider the potential effect of favorable changes in market rates. It also does not represent the maximum possible loss that may occur. Actual future gains and losses will differ from those estimated because of changes or differences in market rates and interrelationships, hedging instruments and hedge percentages, timing and other factors.

The estimated maximum one-day loss in earnings from the Company's foreign-currency derivative financial instruments, calculated using the sensitivity analysis model described above, is $15.3 million at December 31, 2001. The Company believes that such a hypothetical loss from its derivatives would be offset by increases in the value of the underlying transactions being hedged.

Electricity Price Fluctuations During the second quarter of 2001, the Company entered into the Enron Contract to manage electricity costs in the volatile California energy market. This derivative did not qualify for hedge accounting treatment under SFAS No. 133. Therefore, the Company recognized the changes in the estimated fair value of the contract based on current market rates as unrealized energy derivative losses. During the fourth quarter of 2001, the Company notified the energy supplier that, among other things, the energy supplier was in default of the energy supply contract and that based upon such default, and for other reasons, the Company was terminating the energy supply contract. As a result, the Company adjusted the estimated value of this contract through the date of termination, at which time the terminated contract ceased to represent a derivative instrument in accordance with SFAS No. 133. Because the contract is terminated and neither party to the contract is performing pursuant to the terms of the contract, the Company no longer records future valuation adjustments for changes in electricity rates. The Company continues to reflect the derivative valuation account on its balance sheet, subject to periodic review, in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." See "Supply of Electricity and Energy Contracts" above.

Interest Rate Fluctuations Additionally, the Company is exposed to interest rate risk from its Amended Credit Agreement and Accounts Receivable Facility (see Notes 4 and 5 to the Company's Consolidated Financial Statements) which are indexed to the London Interbank Offering Rate and Redwood Receivables Corporation Commercial Paper Rate. No amounts were advanced or outstanding under these facilities at December 31, 2001.

Notes 4 and 5 to the Company's Consolidated Financial Statements outline the principal amounts, if any, and other terms required to evaluate the expected cash flows and sensitivity to interest rate changes.

Consolidated Balance Sheets

(in thousands, except share and per share data)	December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 84,263	$ 102,596
Marketable securities	6,422	—
Accounts receivable, net	48,653	58,836
Inventories, net	167,760	133,962
Current deferred taxes	27,266	29,354
Other current assets	20,327	17,721
Total current assets	354,691	342,469
Property, plant and equipment, net	133,250	134,712
Intangible assets, net	121,313	113,760
Deferred taxes	20,282	23,332
Other assets	18,066	16,661
	$ 647,602	$ 630,934
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 38,261	$ 44,173
Accrued employee compensation and benefits	25,301	22,574
Accrued warranty expense	34,864	39,363
Note payable, current portion	2,374	—
Income taxes payable	1,074	3,196
Total current liabilities	101,874	109,306
Long-term liabilities:		
Deferred compensation	8,297	9,884
Energy derivative valuation account	19,922	—
Note payable, net of current portion	3,160	—
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Preferred Stock, $.01 par value, 3,000,000 shares authorized, none issued and outstanding at December 31, 2001 and 2000	—	—
Common Stock, $.01 par value, 240,000,000 shares authorized, 82,694,173 shares and 78,958,963 shares issued at December 31, 2001 and 2000, respectively	827	790
Paid-in capital	419,541	347,765
Unearned compensation	(211)	(1,214)
Retained earnings	388,609	349,681
Accumulated other comprehensive loss	(4,399)	(6,096)
Less: Grantor Stock Trust held at market value, 10,764,690 shares and 5,300,000 shares at December 31, 2001 and 2000, respectively	(206,144)	(98,713)
	598,223	592,213
Less: Common Stock held in treasury, at cost, 4,939,000 shares and 4,815,241 shares at December 31, 2001 and 2000, respectively	(83,874)	(80,469)
Total shareholders' equity	514,349	511,744
	$ 647,602	$ 630,934

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations

(In thousands, except per share data)									Year ended December 31,
			2001			2000			1999
Net sales	$	816,163	100%	$	837,627	100%	$	719,038	100%
Cost of sales		411,585	50%		440,119	53%		384,265	53%
Gross profit		404,578	50%		397,508	47%		334,773	47%
Selling expenses		188,306	23%		170,541	20%		128,565	18%
General and administrative expenses		71,058	9%		70,333	8%		92,478	13%
Research and development expenses		32,697	4%		34,579	4%		34,002	5%
Restructuring credits		—	—		—	—		(5,894)	(1%)
Sumitomo transition expenses		—	—		—	—		5,713	1%
Income from operations		112,517	14%		122,055	15%		79,909	11%
Interest and other income, net		7,149			8,791			9,182	
Interest expense		(1,552)			(1,524)			(3,594)	
Unrealized energy derivative losses		(19,922)			—			—	
Income before income taxes and cumulative effect of accounting change		98,192	12%		129,322	16%		85,497	12%
Income taxes		39,817			47,366			30,175	
Income before cumulative effect of accounting change		58,375			81,956			55,322	
Cumulative effect of accounting change		—			(957)			—	
Net income	$	58,375	7%	$	80,999	10%	$	55,322	8%
Earnings per common share:									
Basic									
Income before cumulative effect of accounting change	$	0.84		$	1.17		$	0.79	
Cumulative effect of accounting change		—			(0.01)			—	
	$	0.84		$	1.16		$	0.79	
Diluted									
Income before cumulative effect of accounting change	$	0.82		$	1.14		$	0.78	
Cumulative effect of accounting change		—			(0.01)			—	
	$	0.82		$	1.13		$	0.78	
Common equivalent shares:									
Basic		69,809			69,946			70,397	
Diluted		71,314			71,412			71,214	

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

(In thousands)		Year ended December 31,	
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 58,375	$ 80,999	$ 55,322
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	37,467	40,249	39,877
Non-cash compensation	342	2,157	1,390
Tax benefit from exercise of stock options	14,520	6,806	2,377
Non-cash energy derivative losses	19,922	—	—
Net non-cash foreign currency hedging gains	(4,748)	(1,410)	—
Deferred taxes	1,732	4,906	9,971
Non-cash restructuring costs	—	—	(8,609)
Loss on disposal of assets	1,824	342	315
Changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable, net	3,182	(9,047)	19,690
Inventories, net	(37,147)	(39,402)	51,092
Other assets	5,630	(3,074)	(12,966)
Accounts payable and accrued expenses	3,936	2,638	12,225
Accrued employee compensation and benefits	2,848	1,623	9,875
Accrued warranty expense	(4,499)	3,258	286
Income taxes payable	(1,644)	4,088	(10,001)
Accrued restructuring costs	—	(1,379)	(8,517)
Deferred compensation	(1,587)	(1,691)	3,969
Net cash provided by operating activities	100,153	91,063	166,296
Cash flows from investing activities:			
Capital expenditures	(35,274)	(28,386)	(56,244)
Acquisitions, net of cash acquired	(5,758)	(444)	(2,389)
Investment in marketable securities	(6,422)	—	—
Proceeds from sale of capital assets	4,629	244	5,095
Net cash used in investing activities	(42,825)	(28,586)	(53,538)
Cash flows from financing activities:			
Net payments on line of credit	—	—	(70,919)
(Payments on) proceeds from note payable	(1,168)	—	35,761
Issuance of Common Stock	50,651	28,233	9,009
Acquisition of Treasury Stock	(104,049)	(80,469)	—
Dividends paid, net	(19,447)	(19,538)	(19,760)
Proceeds from sale-leaseback of equipment	—	1,268	—
Net cash used in financing activities	(74,013)	(70,506)	(45,909)
Effect of exchange rate changes on cash and cash equivalents	(1,648)	(1,977)	135
Net (decrease) increase in cash and cash equivalents	(18,333)	(10,006)	66,984
Cash and cash equivalents at beginning of year	102,596	112,602	45,618
Cash and cash equivalents at end of year	$ 84,263	$ 102,596	$ 112,602
Supplemental disclosures:			
Issuance of note payable for acquisition of intangible assets	$ 6,702	$ —	$ —
Cancellation of restricted Common Stock	$ 992	$ 217	$ 684
Common Stock issued for acquisition of intangible assets	$ 516	$ —	$ —
Non-cash financing	$ —	$ —	$ 48,732
Cash paid for interest and fees	$ 977	$ 805	$ 3,637
Cash paid for income taxes	$ 25,738	$ 29,245	$ 30,670

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands)

	Common Stock		Paid-in
	Shares	Amount	Capital
Balance, December 31, 1998	75,095	$ 751	$ 258,015
Exercise of stock options	851	8	5,362
Tax benefit from exercise of stock options	—	—	2,377
Cancellation of Restricted Common Stock	(22)	—	(684)
Compensatory stock and stock options	—	—	(795)
Employee stock purchase plan	378	4	3,635
Cash dividends	—	—	—
Dividends on shares held by GST	—	—	—
Adjustment of GST shares to market value	—	—	39,419
Equity adjustment from foreign currency translation	—	—	—
Net income	—	—	—
Balance, December 31, 1999	76,302	763	307,329
Exercise of stock options	2,252	23	23,932
Tax benefit from exercise of stock options	—	—	6,806
Cancellation of Restricted Common Stock	(7)	—	(217)
Acquisition of Treasury Stock	—	—	—
Compensatory stock and stock options	—	—	804
Employee stock purchase plan	412	4	4,274
Cash dividends	—	—	—
Dividends on shares held by GST	—	—	—
Adjustment of GST shares to market value	—	—	4,969
Equity adjustment from foreign currency translation	—	—	—
Unrealized loss on cash flow hedges, net of tax	—	—	—
Other	—	—	(132)
Net income	—	—	—
Balance, December 31, 2000	78,959	790	347,765
Exercise of stock options	3,484	34	42,621
Tax benefit from exercise of stock options	—	—	14,520
Cancellation of Restricted Common Stock	(32)	—	(992)
Acquisition of Treasury Stock	—	—	—
Compensatory stock and stock options	—	—	331
Employee stock purchase plan	283	3	2,244
Shares issued for intangible assets	—	—	(129)
Cash dividends	—	—	—
Dividends on shares held by GST	—	—	—
Addition to GST	—	—	(9,717)
Adjustment of GST shares to market value	—	—	22,898
Equity adjustment from foreign currency translation	—	—	—
Unrealized gain on cash flow hedges, net of tax	—	—	—
Net income	—	—	—
Balance, December 31, 2001	82,694	$ 827	$ 419,541

The accompanying notes are an integral part of these financial statements.

Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	GST	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity	Comprehensive Income
$ (5,653)	$ 252,528	$ 1,780	$ (54,325)	—	$ —	$ 453,096	
—	—	—	—	—	—	5,370	
—	—	—	—	—	—	2,377	
684	—	—	—	—	—	—	
2,185	—	—	—	—	—	1,390	
—	—	—	—	—	—	3,639	
—	(21,244)	—	—	—	—	(21,244)	
—	1,484	—	—	—	—	1,484	
—	—	—	(39,419)	—	—	—	
—	—	(1,500)	—	—	—	(1,500)	$ (1,500)
—	55,322	—	—	—	—	55,322	55,322
(2,784)	288,090	280	(93,744)	—	—	499,934	$ 53,822
—	—	—	—	—	—	23,955	
—	—	—	—	—	—	6,806	
217	—	—	—	—	—	—	
—	—	—	—	(4,815)	(80,469)	(80,469)	
1,353	—	—	—	—	—	2,157	
—	—	—	—	—	—	4,278	
—	(21,022)	—	—	—	—	(21,022)	
—	1,484	—	—	—	—	1,484	
—	—	—	(4,969)	—	—	—	
—	—	(5,422)	—	—	—	(5,422)	$ (5,422)
—	—	(954)	—	—	—	(954)	(954)
—	130	—	—	—	—	(2)	
—	80,999	—	—	—	—	80,999	80,999
(1,214)	349,681	(6,096)	(98,713)	(4,815)	(80,469)	511,744	$ 74,623
—	—	—	2,375	—	—	45,030	
—	—	—	—	—	—	14,520	
992	—	—	—	—	—	—	
—	—	—	—	(6,001)	(104,049)	(104,049)	
11	—	—	—	—	—	342	
—	—	—	3,374	—	—	5,621	
—	—	—	—	40	645	516	
—	(21,717)	—	—	—	—	(21,717)	
—	2,270	—	—	—	—	2,270	
—	—	—	(90,282)	5,837	99,999	—	
—	—	—	(22,898)	—	—	—	
—	—	(3,297)	—	—	—	(3,297)	$ (3,297)
—	—	4,994	—	—	—	4,994	4,994
—	58,375	—	—	—	—	58,375	58,375
$ (211)	$ 388,609	$ (4,399)	$ (206,144)	(4,939)	$ (83,874)	$ 514,349	$ 60,072

Notes to Consolidated Financial Statements

NOTE 1

The Company

Callaway Golf Company ("Callaway Golf" or the "Company") was incorporated in California in 1982 and was reincorporated in Delaware in 1999. The Company designs, develops, manufactures and markets high-quality, innovative golf clubs, golf balls and golf accessories. Callaway Golf's primary products for the periods presented include Great Big Bertha Hawk Eye and Big Bertha Hawk Eye VFT Titanium Metal Woods, ERC and ERC II Forged Titanium Drivers, Big Bertha Steelhead Plus and Big Bertha Steelhead Metal Woods, Great Big Bertha Hawk Eye and Great Big Bertha Hawk Eye VFT Tungsten Injected Titanium Irons, Steelhead X-14 and Big Bertha X-12 Irons, Odyssey putters and wedges, Rule 35 and CB1 golf balls, golf bags and other golf accessories.

NOTE 2

Significant Accounting Policies

Principles of Consolidation The consolidated financial statements for the periods presented include the accounts of the Company and its subsidiaries, Callaway Golf Sales Company, Golf Funding Corporation ("Golf Funding"), Callaway Golf Ball Company, Odyssey Golf, Inc. ("Odyssey"), CGV, Inc., Callaway Golf Media Ventures ("CGMV"), Callaway Golf Europe Ltd., Callaway Golf Europe, S.A., Callaway Golf K.K. (formerly named ERC International Company), Callaway Golf (Germany) GmbH, Callaway Golf Canada Ltd., Callaway Golf Korea, Ltd., Callaway Golf South Pacific PTY Ltd. and Callaway Golf Company Grantor Stock Trust. All significant intercompany transactions and balances have been eliminated. Callaway Golf Ball Company and Odyssey were merged with the Company as of December 29, 2000 and December 22, 1999, respectively. The Company sold its interest in CGMV in March 1999 in an effort to discontinue certain initiatives not directly associated with the Company's core business (Note 12). Callaway Golf Europe, S.A. was merged with Callaway Golf Europe Ltd. in 1999 (Note 13).

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of such estimates include provisions for warranty, uncollectible accounts receivable, inventory obsolescence, restructuring costs and market value estimates of derivative instruments. Actual amounts could differ from those estimates.

Revenue Recognition Sales are recognized net of an allowance for sales returns when both title and risk of loss transfer to the customer. The Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101") in the fourth quarter of 2000 with an effective date of January 1, 2000. SAB No. 101 summarizes the Securities and Exchange Commission ("SEC") Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. As a result of the adoption of SAB No. 101, the Company recognized a cumulative effect adjustment of $957,000 in the Consolidated Statement of Operations for the year ended December 31, 2000 to reflect the change in the Company's revenue recognition policy from shipping point to the time both legal and practical risk of loss transfers to the customer.

Amounts billed to customers for shipping and handling are included in net sales and costs incurred related to shipping and handling are included in cost of sales.

Warranty Policy The Company's warranty policy provides two-year limited coverage for golf clubs following the date of purchase. The Company's policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded. In estimating its future warranty obligations the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims, and the cost to replace or repair its products under warranty. During 2001, 2000 and 1999, the Company recorded a warranty provision of $9,527,000, $17,675,000 and $18,023,000, respectively.

Fair Value of Financial Instruments The Company's financial instruments consist of cash and cash equivalents, marketable securities, trade receivables and payables, forward foreign currency exchange contracts (Note 6), its revolving line of credit and note payable (Note 4) and its accounts receivable securitization facility (Note 5). The carrying amounts of these instruments approximate fair value because of their short-term maturities and variable interest rates. During 2001, the Company also entered into an energy contract accounted for as a derivative instrument that has been recorded based on estimated fair values (see Notes 6 and 11).

Advertising Costs The Company advertises primarily through television and print media. The Company's policy is to expense advertising costs, including production costs, as incurred. Advertising expenses for 2001, 2000 and 1999 were $44,707,000, $35,100,000 and $26,202,000, respectively.

Research and Development Costs Research and development costs are expensed as incurred.

Foreign Currency Translation and Transactions The Company's foreign subsidiaries utilize their local currency as their functional currency. The accounts of these foreign subsidiaries have been translated into United States dollars at appropriate rates of exchange using the current rate method. Cumulative translation gains or losses are recorded as accumulated other comprehensive income in shareholders' equity. Gains or losses resulting from transactions that are made in a currency different from the functional currency are recognized in earnings as they occur or, for hedging contracts, when the underlying hedged transaction affects earnings. The Company recorded transaction gains of $2,533,000 in 2001 and transaction losses of $147,000 and $793,000 in 2000 and 1999, respectively, included in interest and other income, net.

Derivatives and Hedging In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." As amended, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in income or other comprehensive income, depending on whether the derivatives are designated as hedges and, if so, the types and effectiveness of hedges. SFAS No. 133 is effective for all periods beginning after June 15, 2000. The Company elected to adopt SFAS No. 133 early on January 1, 1999.

Adoption of these statements did not significantly affect the way in which the Company accounts for derivatives to hedge payments due on intercompany transactions. Accordingly, no cumulative effect adjustments were made. In the fourth quarter of 2000, the Company began hedging a portion of its anticipated intercompany sales of inventory denominated in foreign currencies using forward foreign currency exchange rate contracts. The purpose of these derivative instruments is to minimize the variability of cash flows associated with the anticipated transactions being hedged. As changes in foreign currency rates impact the United States dollar value of anticipated transactions, the fair value of the forward contracts also changes, providing a synthetic offset to foreign currency rate fluctuations. During the second quarter of 2001, the Company entered into a derivative commodity instrument as part of a comprehensive strategy to ensure the uninterrupted supply of electricity while capping electricity costs in the volatile California energy market. Additional information about the Company's use of derivative instruments is presented in Notes 6 and 11.

Earnings Per Common Share Basic earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period, increased by dilutive potential common shares ("dilutive securities") that were outstanding during the period. Dilutive securities include shares owned by the Callaway Golf Company Grantor Stock Trust, options issued pursuant to the Company's stock option plans, potential shares related to the Employee Stock Purchase Plan and rights to purchase preferred shares under the Callaway Golf Company Shareholder Rights Plan (Note 8). Dilutive securities related to the Callaway Golf Company Grantor Stock Trust and the Company's stock option plans are included in the calculation of diluted earnings per common share using the treasury stock method. Dilutive securities related to the Employee Stock Purchase Plan are calculated by dividing the average withholdings during the period by 85% of the lower of the offering period price or the market value at the end of the period. The dilutive effect of rights to purchase preferred shares under the Callaway Golf Shareholder Rights Plan have not been included as dilutive securities because the conditions necessary to cause these rights to be exercisable were not met. A reconciliation of the numerators and denominators of the basic and diluted earnings per common share calculations for the years ended December 31, 2001, 2000 and 1999 is presented in Note 7.

Cash and Cash Equivalents Cash equivalents are highly liquid investments purchased with maturities of three months or less.

Marketable Securities The Company classifies its marketable securities as available-for-sale. These securities consist of equity securities and are recorded at fair value based on quoted market prices, with unrealized gains and losses reported in shareholders' equity as a component of accumulated other comprehensive income. Proceeds from the sale of securities for the years ended December 31, 2001, 2000 and 1999, were $253,565,000, $10,057,000 and $254,000, respectively. Gains and losses on securities sold are determined based on the specific identification method and are included in "interest and other income, net." For the years ended December 31, 2001, 2000 and 1999, the Company recorded $1,597,000, $57,000 and $36,000 of realized gains on securities sold in interest and other income, net.

Inventories Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventories include material, labor and manufacturing overhead costs.

Property, Plant and Equipment Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Buildings and improvements	10-30 years
Machinery and equipment	5-15 years
Furniture, computers and equipment	3-5 years
Production molds	2 years

Normal repairs and maintenance costs are expensed as incurred. Expenditures that materially increase values, change capacities or extend useful lives are capitalized. Replacements are capitalized and the property, plant, and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any resulting gain or loss on disposition is included in income. Construction in process consists primarily of store display equipment not yet assembled and installed, in-process internally developed software and unfinished molds that have not yet been placed in service.

Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In accordance with SOP 98-1, the Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. Costs incurred in the preliminary project stage are expensed. All direct external costs incurred to develop internal-use software during the development stage are capitalized and amortized using the straight-line method over the remaining estimated useful lives. Costs such as maintenance and training are expensed as incurred.

In September 2000, the Company completed an extensive upgrade of its enterprise-wide business software system to a more current release. The upgrade included improved functionalities and provides the Company the opportunity to build upon its investment in the software. As a result of this upgrade, the Company expects that this business system will have a greater useful life to the Company than originally estimated. Therefore, in fiscal 2000, the Company extended the estimated useful life of its business system by three years. For the years ended December 31, 2001 and 2000, the effect of this change in accounting estimate reduced depreciation expense by $3,892,000 and $1,319,000, respectively, and increased net income by $2,314,000 and $791,000, respectively. The resulting increase in net income increased the Company's earnings per diluted share by $0.03 and $0.01 for the years ended December 31, 2001 and 2000, respectively.

Long-Lived Assets The Company assesses potential impairments of its long-lived assets whenever events or changes in circumstances indicate that the asset's carrying value may not be recoverable. An impairment loss would be recognized when the carrying amount of a long-lived asset (asset group) is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).

Intangible Assets Intangible assets consist primarily of trade name, trademark, trade dress, patents and goodwill resulting from the 1997 purchase of substantially all of the assets and certain liabilities of Odyssey Sports, Inc. and goodwill associated with the purchase of certain foreign distributors (Note 13). During 2001, 2000 and 1999, intangible assets were amortized using the straight-line method over periods ranging from three to 40 years and amortization of intangible assets was $7,569,000, $7,195,000 and $7,476,000, respectively.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires the use of a non-amortization approach to account for goodwill and other intangible assets with indefinite lives. Goodwill and other intangible assets with indefinite lives existing at June 30, 2001 are no longer amortized effective January 1, 2002. Goodwill and other intangible assets with indefinite lives acquired on or after July 1, 2001 follow the non-amortization approach under SFAS No. 142. Under the non-amortization approach, goodwill and other intangible assets with indefinite lives are tested for impairment, rather than amortized to earnings. In addition, SFAS No. 142 requires that acquired intangible assets be separately identified and amortized over their individual useful lives. The Company adopted the amortization provisions of SFAS No. 142 effective January 1, 2002. At December 31, 2001, the carrying value of unamortized goodwill, intangible assets with indefinite lives, and other intangible assets was $16,846,000, $88,590,000 and $15,877,000, respectively. Intangible assets with indefinite lives consist of trade name, trademark and trade dress and goodwill. In accordance with SFAS No. 142, the goodwill and other intangible assets with indefinite lives that were being amortized over periods ranging from five to 40 years follow the non-amortization approach effective January 1, 2002. Patents and other intangible assets are amortized using the straight-line method over periods ranging from three to sixteen years (Note 3).

Stock-Based Compensation The Company measures compensation expense for its stock-based employee compensation awards using the intrinsic value method. Pro forma disclosures of net income and earnings per share, as if the fair value-based method had been applied in measuring stock-based employee compensation expense, are presented in Note 8. Compensation expense for non-employee stock-based compensation awards is measured using the fair-value method.

Income Taxes Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences resulting from temporary differences in the financial reporting and tax bases of assets and liabilities. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries since such amounts are expected to be reinvested indefinitely. The Company provides a valuation allowance for its deferred tax assets when, in the opinion of management, it is more likely than not that such assets will not be realized.

Interest and Other Income, Net Interest and other income, net includes royalty income, gains and losses on foreign currency transactions, interest income, gains on the sale of marketable securities and losses generated from the sale of the Company's excess energy supply. Gains and losses are presented as a net amount for foreign currency and excess energy sales transactions. Also included in other income during 1999 were net proceeds from an insurance policy related to the deferred compensation plan of $3,622,000 (Note 9). The components of interest and other income, net are as follows:

(in thousands)	Year Ended December 31, 2001	2000	1999
Royalty income	$ 3,231	$ 2,669	$ 1,058
Net foreign currency gains (losses)	2,533	(147)	(793)
Interest income	1,462	6,157	5,462
Gain on sale of securities	1,597	57	36
Net losses on excess energy sales	(2,052)	—	—
Net proceeds from insurance policy	—	—	3,622
Other	378	55	(203)
	$ 7,149	$ 8,791	$ 9,182

Comprehensive Income SFAS No. 130, "Reporting Comprehensive Income," requires that all components of comprehensive income be reported in the financial statements in the period in which they are recognized. The components of comprehensive income for the Company include net income, unrealized gains or losses on cash flow hedges and foreign currency translation adjustments. Since the Company has met the indefinite reversal criteria, it does not accrue income taxes on foreign currency translation adjustments. During 2001, the Company recorded $4,994,000, net of tax expense of $3,055,000, related to net unrealized gains on cash flow hedges. No amounts were reclassified to earnings during 2001 as a result of discontinuance of any cash flow hedges.

Segment Information The Company utilizes the management approach to report segment information. The Company's operating segments are organized on the basis of products and include golf clubs and golf balls. The Company also discloses information about geographic areas. This information is presented in Note 14.

Diversification of Credit Risk The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash equivalents, marketable securities and trade receivables.

The Company may invest its excess cash in money market accounts and U.S. Government securities and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

The Company operates in the golf equipment industry and primarily sells its products to golf equipment retailers, directly and through wholly-owned domestic and foreign subsidiaries, and to foreign distributors. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from these customers. The Company maintains reserves for potential credit losses, which it considers adequate to cover any such losses.

During 2001, 2000 and 1999, approximately 46%, 46% and 42%, respectively, of the Company's net sales were made to foreign customers. An adverse change in either economic conditions abroad or in the Company's relationship with significant foreign retailers could negatively impact the volume of the Company's international sales and the Company's results of operations, cash flows and financial position.

The Company enters into forward exchange rate contracts and put or call options for the purpose of hedging foreign exchange rate exposures on existing or anticipated transactions. In the event of a failure to honor one of these contracts by one of the banks with which the Company has contracted, management believes any loss would be limited to the exchange rate differential from the time the contract was made until the time it was compensated.

During the second quarter of 2001, the Company entered into a long-term, fixed-price, fixed-capacity, energy supply contract as part of a comprehensive strategy to ensure the uninterrupted supply of energy while capping electricity costs in the volatile California energy market. During the fourth quarter of 2001, the energy supplier filed for bankruptcy protection and the Company notified the energy supplier that, among other things, the energy supplier was in default of the energy supply contract and that based upon such default, and for other reasons, the Company was terminating the energy supply contract. As a result, the Company began procuring energy from an alternative source at current market rates.

Recent Accounting Pronouncements In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. SFAS No. 142 requires the use of a non-amortization approach to account for goodwill and other intangible assets with indefinite lives. In addition, SFAS No. 142 requires that acquired intangible assets be separately identified and amortized over their individual useful lives. The Company was required to adopt these statements beginning January 1, 2002. In accordance with SFAS No. 142, goodwill and other intangible assets with indefinite lives that were being amortized over periods ranging from five to 40 years follow the non-amortization approach effective January 1, 2002. Other intangible assets with indefinite lives include trademark, trade name and trade dress. At December 31, 2001, the carrying value of unamortized goodwill and other intangible assets with indefinite lives was $16,846,000 and $88,590,000, respectively. For the year ended December 31, 2001, amortization expense of $3,588,000 and $2,487,000 was recorded for goodwill and other intangible assets with indefinite lives, respectively.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121 but retains SFAS No. 121's fundamental provisions for (a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting/reporting provisions of Accounting Principles Board ("APB") Opinion No. 30 for segments of a business to be disposed of but retains APB Opinion No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. SFAS No. 144 became effective for the Company beginning January 1, 2002. Adoption of SFAS No. 144 as of January 1, 2002 did not have a material impact on the Company's results of operations and financial position.

Reclassifications Certain prior period amounts have been reclassified to conform with the current period presentation.

NOTE 3

Selected Financial Statement Information

(in thousands)				December 31,
		2001		2000
Accounts receivable, net:				
Trade accounts receivable	$	53,810	$	65,063
Allowance for doubtful accounts		(5,157)		(6,227)
	$	48,653	$	58,836
Inventories, net:				
Raw materials	$	67,336	$	56,936
Work-in-process		2,179		1,293
Finished goods		105,381		83,453
		174,896		141,682
Reserve for excess and obsolescence		(7,136)		(7,720)
	$	167,760	$	133,962
Property, plant and equipment, net:				
Land	$	10,533	$	12,358
Buildings and improvements		84,687		90,301
Machinery and equipment		67,329		60,399
Furniture, computers and equipment		65,300		65,140
Production molds		31,371		25,610
Construction-in-process		7,025		5,766
		266,245		259,574
Accumulated depreciation		(132,995)		(124,862)
	$	133,250	$	134,712
Intangible assets, net:				
Trade name	$	69,629	$	69,629
Trademark and trade dress		29,841		29,841
Goodwill		29,313		24,761
Patents and other		22,067		10,970
		150,850		135,201
Accumulated amortization		(29,537)		(21,441)
	$	121,313	$	113,760
Accounts payable and accrued expenses:				
Accounts payable	$	7,892	$	5,552
Accrued expenses		30,369		38,621
	$	38,261	$	44,173
Accrued employee compensation and benefits:				
Accrued payroll and taxes	$	19,313	$	16,178
Accrued vacation and sick pay		5,068		5,111
Accrued commissions		920		1,285
	$	25,301	$	22,574

NOTE 4

Debt

The Company has a revolving credit facility of up to $120,000,000 (the "Amended Credit Agreement"). The Amended Credit Agreement is secured by substantially all of the assets of the Company and expires in February 2004. The Amended Credit Agreement bears interest at the Company's election at the London Interbank Offering Rate ("LIBOR") plus a margin or the higher of the base rate on corporate loans at large U.S. money center commercial banks (prime rate), or the Federal Funds Rate plus 50 basis points. The Amended Credit Agreement requires the Company to maintain certain minimum financial ratios, including a fixed charge coverage ratio, as well as other restrictive covenants. As of December 31, 2001, up to $120,000,000 of the credit facility remained available for borrowings, subject to meeting certain availability requirements under a borrowing base formula and other limitations. Fees incurred in connection with the credit facility for the years ended December 31, 2001, 2000 and 1999 were $556,000 for each year and were recorded as interest expense.

In December 1998, Callaway Golf Ball Company, then a wholly-owned subsidiary of the Company, entered into a master lease agreement for the acquisition and lease of up to $56,000,000 of machinery and equipment. By December 31, 1999, the Company had finalized its lease program and leased $50,000,000 of equipment pursuant to the master lease agreement. This lease program included an interim finance agreement (the "Finance Agreement"). The Finance Agreement provided pre-lease financing advances for the acquisition and installation costs of the aforementioned machinery and equipment. The Finance Agreement bore interest at LIBOR plus a margin and was secured by the underlying machinery and equipment and a corporate guarantee from the Company. During the third and fourth quarters of 1999, the Company converted the balance of this note payable into an operating lease (Notes 11 and 17). As of December 31, 1999, no amount was outstanding under this facility. On December 29, 2000, pursuant to an assumption agreement, the Company assumed all of the rights, title, interest and obligations of Callaway Golf Ball Company under the master lease agreement.

In April 2001, the Company entered into a note payable in the amount of $7,500,000 as part of a licensing agreement for patent rights. The unsecured, interest-free note payable matures on December 31, 2003 and is payable in quarterly installments. The total amounts payable in 2002 and 2003 are $2,700,000 and $3,300,000, respectively. During 2001, the Company recorded imputed interest expense of $332,000. The present value of the note payable at issuance totaled $6,702,000 using an imputed interest rate of approximately 7%.

NOTE 5

Accounts Receivable Securitization

The Company's wholly-owned subsidiary, Callaway Golf Sales Company, sells trade receivables on an ongoing basis to its wholly-owned subsidiary, Golf Funding Corporation ("Golf Funding"). Pursuant to an agreement with a securitization company (the "Accounts Receivable Facility"), Golf Funding, in turn, can sell such receivables to the securitization company on an ongoing basis, which could yield proceeds of up to $80,000,000, subject to meeting certain availability requirements under a borrowing base formula and other limitations. Golf Funding's sole business is the purchase of trade receivables from Callaway Golf Sales Company. Golf Funding is a separate corporate entity with its own separate creditors, which in the event of its liquidation would be entitled to be satisfied out of Golf Funding's assets prior to any value in Golf Funding becoming available to the Company. The Accounts Receivable Facility expires in February 2004. Under the Accounts Receivable Facility, the receivables are sold at face value with payment of a portion of the purchase price being deferred. As of December 31, 2001, no amount was outstanding under the Accounts Receivable Facility. Fees incurred in connection with the facility for the years ended December 31, 2001, 2000 and 1999 were $305,000, $303,000 and $923,000, respectively, and were recorded as interest expense.

NOTE 6

Derivatives and Hedging

The Company uses derivative financial instruments to manage its exposures to foreign exchange rates. The Company also utilized a derivative commodity instrument to manage its exposure to electricity rates in the volatile California energy market during the period of June 2001 through November 2001. The derivative instruments are accounted for pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." As amended, SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position, measure those instruments at fair value and recognize changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures.

Foreign Currency Exchange Contracts The Company enters into foreign exchange contracts to hedge against exposure to changes in foreign currency exchange rates. Such contracts are designated at inception to the related foreign currency exposures being hedged, which include anticipated intercompany sales of inventory denominated in foreign currencies, payments due on intercompany transactions from certain wholly-owned foreign subsidiaries, and anticipated sales by the Company's wholly-owned European subsidiary for certain euro-denominated transactions. Hedged transactions are denominated primarily in European currencies, Japanese Yen, Korean Won, Canadian Dollars and Australian Dollars. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established company risk management policies. Pursuant to its foreign exchange hedging policy, the Company may hedge anticipated transactions and certain firm commitments and the related receivables and payables denominated in foreign currencies using forward foreign currency exchange rate contracts and put or call options. Foreign currency derivatives are used only to the extent considered necessary to meet the Company's objectives of minimizing variability in the Company's operating results arising from foreign exchange rate movements. The Company does not enter into foreign exchange contracts for speculative purposes. Hedging contracts generally mature within twelve months.

At December 31, 2001, 2000 and 1999, the Company had approximately $156,961,000, $118,236,000 and $7,117,000, respectively, of foreign exchange contracts outstanding. Of the total contracts outstanding at December 31, 2001, 2000 and 1999, approximately $122,550,000, $107,779,000 and $0, respectively, were designated as cash flow hedges. The Company estimates the fair values of derivatives based on quoted market prices or pricing models using current market rates, and records all derivatives on the balance sheet at fair value. At December 31, 2001, 2000 and 1999, the net fair value of foreign currency-related derivatives designated as cash flow hedges or fair value hedges were recorded as net current assets of $8,762,000, net current liabilities of $1,551,000 and net current assets of $74,000, respectively.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income as a separate component of shareholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The Company began utilizing cash flow hedges in the fourth quarter of 2000. During 2001, the Company reclassified $2,927,000 of gains into earnings related to the release of the effective portion of gains on contracts designated as cash flow hedges. As of December 31, 2001, the Company expects to reclassify $6,424,000 of deferred net gains into earnings within the next twelve months. During 2001 and 2000, no gains or losses were reclassified into earnings as a result of the discontinuance of any cash flow hedges.

The ineffective gain or loss for derivative instruments that are designated and qualify as cash flow hedges is reported in interest and other income, net immediately. For foreign currency contracts designated as cash flow hedges, hedge effectiveness is measured using the spot rate. Changes in the spot-forward differential are excluded from the test of hedging effectiveness and are recorded currently in earnings as a component of interest and other income, net. Assessments of hedge effectiveness are performed using the dollar offset method and applying a hedge effectiveness ratio between 80% and 125%. Given that both the hedging item and the hedging instrument are evaluated using the same spot rate, the Company anticipates the hedges to be highly effective. The effectiveness of each derivative is assessed monthly. During the years ended December 31, 2001 and 2000, a net gain of $1,988,000 and a net loss of $174,000, respectively, was recorded in interest and other income, net representing the ineffective portion of the Company's derivative instruments.

At December 31, 2001, 2000, and 1999, the Company had approximately $34,411,000, $10,457,000 and $7,117,000 of foreign contracts used to hedge balance sheet exposures outstanding. The gains and losses on foreign currency contracts used to hedge balance sheet exposures are recognized in interest and other income, net in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities and thus offset these gains and losses. During 2001, 2000 and 1999, the Company recorded net realized and unrealized gains on contracts used to hedge balance sheet exposures of $4,473,000, $5,299,000 and $358,000, respectively.

Energy Derivative During the second quarter of 2001, the Company entered into a long-term, fixed-price, fixed-capacity, energy supply contract as part of a comprehensive strategy to ensure the uninterrupted supply of electricity while capping costs in the volatile California electricity market. The contract was originally effective through May 2006. This derivative did not qualify for hedge accounting treatment under SFAS No. 133. Therefore, the Company recognized in earnings the changes in the estimated fair value of the contract based on current market rates as unrealized energy derivative losses. During the fourth quarter of 2001, the Company notified the energy supplier that, among other things, the energy supplier was in default of the energy supply contract and that based upon such default, and for other reasons, the Company was terminating the energy supply contract. As a result, the Company adjusted the estimated fair value of this contract through the date of termination, at which time the terminated contract ceased to represent a derivative instrument in accordance with SFAS No. 133. As the contract is terminated and neither party to the contract is performing pursuant to the terms of the contract, the Company no longer records future valuation adjustments for changes in electricity rates. The Company continues to reflect the derivative valuation account on its balance sheet, subject to periodic review, in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Any non-cash unrealized gains to be recognized upon extinguishment of the derivative valuation account would be excluded from income from operations.

As of the date of termination, the derivative valuation account reflected $19,922,000 of unrealized losses resulting from changes in estimated fair value of the contract. The fair value of the contract was estimated based on market prices of electricity for the remaining period covered by the contract. The net differential between the contract price and estimated market prices for future periods was applied to the volume stipulated in the contract and discounted on a present value basis to arrive at the estimated fair value of the contract. The estimate of the fair value of the Company's energy derivative is highly subjective and quoted market rates directly relevant to the Company's local energy market and for periods extending beyond a 10 to 12-month horizon are not quoted on a traded market. The Company has relied upon near-term market quotations and other market information to determine fair value estimates. In management's opinion, contract valuation models do not necessarily provide a reliable single measure of the fair value of the energy derivative because there are no quoted market rates directly relevant to the terms of the contract and changes in subjective input assumptions can materially affect the fair value estimates. See Note 11 for a discussion of contingencies related to the termination of the Company's derivative energy contract.

NOTE 7

Earnings Per Common Share

The schedule below summarizes the elements included in the calculation of basic and diluted earnings per common share for the years ended December 31, 2001, 2000 and 1999.

(in thousands, except per share data)			Year Ended December 31,
	2001	2000	1999
Net income	$ 58,375	$ 80,999	$ 55,322
Weighted-average shares outstanding:			
Weighted-average shares outstanding – Basic	69,809	69,946	70,397
Dilutive securities	1,505	1,466	817
Weighted-average shares outstanding – Diluted	71,314	71,412	71,214
Earnings per common share:			
Basic			
Income before cumulative effect of accounting change	$ 0.84	$ 1.17	$ 0.79
Cumulative effect of accounting change	—	(0.01)	—
	$ 0.84	$ 1.16	$ 0.79
Diluted			
Income before cumulative effect of accounting change	$ 0.82	$ 1.14	$ 0.78
Cumulative effect of accounting change	—	(0.01)	—
	$ 0.82	$ 1.13	$ 0.78

For the years ended December 31, 2001, 2000 and 1999, options outstanding totaling 8,943,000, 8,931,000 and 10,979,000, respectively, were excluded from the calculations of earnings per common share, as their effect would have been antidilutive.

NOTE 8

Stock, Stock Options and Rights

Common Stock and Preferred Stock The Company has an authorized capital of 243,000,000 shares, $.01 par value, of which 240,000,000 shares are designated Common Stock, and 3,000,000 shares are designated Preferred Stock. Of the Preferred Stock, 240,000 shares are designated Series A Junior Participating Preferred Stock in connection with the Company's shareholders' rights plan (see Shareholders' Rights Plan below). The remaining shares of Preferred Stock are undesignated as to series, rights, preferences, privileges or restrictions.

The holders of Common Stock are entitled to one vote for each share of Common Stock on all matters submitted to a vote of the Company's shareholders. Although to date no shares of Series A Junior Participating Preferred Stock have been issued, if such shares were issued, each share of Series A Junior Participating Preferred Stock would entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. The holders of Series A Junior Participating Preferred Stock and the holders of Common Stock shall generally vote together as one class on all matters submitted to a vote of the Company's shareholders. Shareholders entitled to vote for the election of directors are entitled to vote cumulatively for one or more nominees.

Treasury Stock In May 2000, the Company announced that its Board of Directors authorized it to repurchase its Common Stock in the open market or in private transactions, subject to the Company's assessment of market conditions and buying opportunities from time to time, up to a maximum cost to the Company of $100,000,000. The Company began its repurchase program in May 2000 and during the second quarter of 2001 completed the program which resulted in the repurchase of a total of 5,837,000 of the Company's Common Stock at an average cost of $17.13 per share for a total of $100,000,000.

In August 2001, the Company announced that its Board of Directors authorized it to repurchase its Common Stock in the open market or in private transactions, subject to the Company's assessment of market conditions and buying opportunities from time to time, up to a maximum cost to the Company of $100,000,000. During the second half of 2001, the Company repurchased 4,979,000 shares of its Common Stock at an average cost of $16.98 per share for a total of $84,518,000.

The Company's repurchases of shares of Common Stock are recorded at average cost in Common Stock held in treasury and result in a reduction of shareholders' equity. For the years ended December 31, 2001 and 2000, the Company repurchased 6,001,000 shares of Common Stock at an average cost of $17.34 and 4,815,000 shares of Common Stock at an average cost of $16.71, respectively.

In July 2001, the Company issued 5,837,000 shares of Common Stock held in treasury to the Callaway Golf Grantor Stock Trust in exchange for a promissory note in the amount of 90,282,000. The sale of these shares had no net impact on shareholders' equity.

Grantor Stock Trust In July 1995, the Company established the Callaway Golf Company Grantor Stock Trust (the "GST") for the purpose of funding the Company's obligations with respect to one or more of the Company's non-qualified or qualified employee benefit plans. The GST shares are used primarily for the settlement of employee stock option exercises and employee stock plan purchases. The existence of the GST will have no impact upon the amount of benefits or compensation that will be paid under the Company's employee benefit plans. The GST acquires, holds and distributes shares of the Company's Common Stock in accordance with the terms of the trust. Shares held by the GST are voted in accordance with voting directions from eligible employees of the Company as specified in the GST.

In conjunction with the formation of the GST, the Company issued 4,000,000 shares of newly issued Common Stock to the GST in exchange for a promissory note in the amount of $60,575,000 ($15.14 per share). In December 1995, the Company issued an additional 1,300,000 shares of newly issued Common Stock to the GST in exchange for a promissory note in the amount of $26,263,000 ($20.20 per share). In July 2001, the Company issued 5,837,000 shares of Common Stock held in treasury to the GST in exchange for a promissory note in the amount of $90,282,000 ($15.47 per share). The issuance of these shares to the GST had no net impact on shareholders' equity.

For financial reporting purposes, the GST is consolidated with the Company. The value of shares owned by the GST are accounted for as a reduction to shareholders' equity until used in connection with the settlement of employee stock purchases. Each period, the shares owned by the GST are valued at the closing market price, with corresponding changes in the GST balance reflected in paid-in capital. The issuance of shares by the GST is accounted for by reducing the GST and paid-in capital accounts proportionately as the shares are released. The GST does not impact the determination or amount of compensation expense for the benefit plans being settled. For the year ended December 31, 2001, 150,000 shares and 223,000 shares were released from the GST in connection with the settlement of employee stock option exercises and employee stock plan purchases, respectively, and no shares were released during the years ended December 31, 2000 and 1999.

Options The Company had the following fixed stock option plans, under which shares were available for grant at December 31, 2001: the 1995 Employee Stock Incentive Plan (the "1995 Plan"), the 1996 Stock Option Plan (the "1996 Plan"), the 1998 Stock Incentive Plan (the "1998 Plan"), the Promotion, Marketing and Endorsement Stock Incentive Plan (the "Promotion Plan") and the 2001 Non-Employee Directors Stock Option Plan (the "2001 Directors Plan").

The 1996 Plan and the 1998 Plan permit the granting of options or other stock awards to the Company's officers, employees and consultants. Under the 1996 Plan and the 1998 Plan, options may not be granted at option prices that are less than fair market value at the date of grant. The 1995 Plan permits the granting of options or other stock awards to only non-executive officer employees and consultants of the Company at option prices that may be less than market value at the date of grant. The 1995 Plan was amended in 2001 and the 1996 Plan was amended in 2000 to increase the maximum number of shares of Common Stock to be issued upon exercise of an option to 10,800,000 and 9,000,000 shares, respectively.

During 1996 and 1995, the Company granted options to purchase shares to two key officers, under separate plans, in conjunction with terms of their initial employment (the "Key Officer Plans"). No shares are available for grant under the Key Officer Plans as of December 31, 2001.

Under the Promotion Plan, shares of Common Stock may be granted in the form of options or other stock awards to golf professionals and other endorsers at prices that may be less than the market value of the stock at the grant date. The 2001 Directors Plan permits the granting of options to purchase shares of Common Stock to Directors of the Company who are not employees, at prices based on the market value of the stock at the date of grant.

The following table presents shares authorized, available for future grant and outstanding under each of the Company's plans as of December 31, 2001:

(In thousands)

	Authorized	Available	Outstanding
1991 Plan	10,000	—	958
Promotion Plan	3,560	771	870
1995 Plan	10,800	2,683	6,050
1996 Plan	9,000	1,926	5,549
1998 Plan	500	300	166
Key Officer Plans	1,100	—	720
2001 Directors Plan	500	456	44
Directors Plan	840	—	396
Total	36,300	6,136	14,753

Under the Company's stock option plans, outstanding options vest over periods ranging from zero to five years from the grant date and expire up to 12 years after the grant date.

The following summarizes stock option transactions for the years ended December 31, 2001, 2000 and 1999:

(In thousands, except per share data) **Year ended December 31,**

	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	16,758	$ 19.66	15,747	$ 20.46	13,637	$ 22.62
Granted	3,475	$ 19.72	4,461	$ 13.71	4,012	$ 11.30
Exercised	(3,634)	$ 12.39	(2,252)	$ 10.64	(851)	$ 6.40
Canceled	(1,846)	$ 26.77	(1,198)	$ 25.01	(1,051)	$ 24.95
Outstanding at end of year	14,753	$ 20.57	16,758	$ 19.66	15,747	$ 20.46
Options exercisable at end of year	11,484	$ 21.20	12,394	$ 19.99	11,066	$ 18.64
Price range of outstanding options		$ 5.00 - $ 40.00		$ 2.50 - $ 40.00		$ 0.44 - $ 40.00

The exercise price of all options granted during 2001 was equal to the market value on the date of grant. The following table summarizes additional information about outstanding stock options at December 31, 2001:

Range of Exercise Price	Number Outstanding (in thousands)	Weighted-Average Remaining Contractual Life-Years	Weighted-Average Exercise Price	Number Exercisable (in thousands)	Weighted-Average Exercise Price
$ 5- $ 10	86	1.81	$ 5.95	78	$ 5.57
$ 10- $ 15	4,897	5.20	$ 12.63	3,940	$ 12.44
$ 15- $ 25	4,595	6.72	$ 18.63	2,723	$ 18.63
$ 25- $ 40	5,175	3.12	$ 30.05	4,743	$ 30.22
$ 5- $ 40	14,753	4.93	$ 20.57	11,484	$ 21.20

During 2001 and 2000, the Company, at its discretion, extended the expiration terms or accelerated the vesting of 1,422,000 and 622,000 options, respectively, held by certain employees and officers. Also, during 1999, the Company, at its discretion, extended the expiration terms of 1,532,000 options held by certain employees and officers. At the time of the modifications, the exercise prices of the options were in excess of the then-current market price and accordingly these actions did not result in compensation expense for the Company. Also during 2001, the Company, at its discretion, indirectly re-priced 17,000 options and recognizes compensation expense related to these options in accordance with variable plan accounting.

Shareholders' Rights Plan The Company has a plan to protect shareholders' rights in the event of a proposed takeover of the Company. Under the plan, each share of the Company's outstanding Common Stock carries one right to purchase one one-thousandth of a share of the Company's Series "A" Junior Participating Preferred Stock (the "Right"). The Right entitles the holder, under certain circumstances, to purchase Common Stock of Callaway Golf Company or of the acquiring company at a substantially discounted price ten days after a person or group publicly announces it has acquired or has tendered an offer for 15% or more of the Company's outstanding Common Stock. The Rights are redeemable by the Company at $.01 per Right and expire in 2005.

Restricted Common Stock During 1998, the Company granted 130,000 shares of Restricted Common Stock with a fair value of $31 per share to 26 officers of the Company. Of these shares, 80,250 shares have been canceled due to the service requirement not being met. During 1998, the Company, at its discretion, accelerated the vesting of 20,000 shares and recorded related compensation expense of $618,000. The remaining 29,750 shares, which are restricted as to sale or transfer until vesting, will vest on January 1, 2003. The net compensation expense of $922,000 related to the remaining shares is being recognized ratably over the vesting period, based on the difference between the exercise price and market value of the stock on the measurement date.

Employee Stock Purchase Plan The Company had an Employee Stock Purchase Plan ("ESPP") whereby eligible employees purchased shares of Common Stock at 85% of the lower of the fair market value on the first day of a two year offering period or the last day of each six month exercise period. Eligible employees authorized the Company to withhold compensation during an offering period, subject to certain limitations. In May 1999, the Company's shareholders approved a new ESPP (the "1999 ESPP") with substantially the same terms as the ESPP. This plan was effective February 1, 2000 upon the termination of the ESPP.

During 2001, 2000 and 1999, approximately 506,000, 412,000 and 378,000 shares, respectively, of the Company's Common Stock were purchased under the 1999 ESPP or the ESPP. As of December 31, 2001, 1,277,000 shares were reserved for future issuance under the 1999 ESPP.

Compensation Expense During 2001, 2000 and 1999, the Company recorded $342,000, $2,157,000 and $1,390,000, respectively, in compensation expense for Restricted Common Stock and certain options to purchase shares of Common Stock granted to employees, officers, professional endorsers and consultants of the Company. The valuation of options granted to non-employees is estimated using the Black-Scholes option-pricing model.

Unearned compensation has been charged for the value of options granted to both employees and non-employees on the measurement date based on the valuation methods described above. These amounts are amortized over the vesting period. The unamortized portion of unearned compensation is shown as a reduction of shareholders' equity in the accompanying consolidated balance sheet.

Pro Forma Disclosures If the Company had elected to recognize compensation expense based upon the fair value at the grant date for employee awards under these plans, the Company's net income and earnings per share would be changed to the pro forma amounts indicated below:

(in thousands, except per share data)	Year Ended December 31, 2001	2000	1999
Net income:			
As reported	$ 58,375	$ 80,999	$ 55,322
Pro forma	$ 43,948	$ 58,761	$ 34,422
Earnings per Common Share:			
As reported			
Basic	$ 0.84	$ 1.16	$ 0.79
Diluted	$ 0.82	$ 1.13	$ 0.78
Pro forma			
Basic	$ 0.63	$ 0.84	$ 0.49
Diluted	$ 0.62	$ 0.83	$ 0.48

The pro forma amounts reflected above may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense as the options vest and additional options may be granted in future years. The fair value of employee stock options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31, 2001	2000	1999
Dividend yield	1.6%	1.1%	1.4%
Expected volatility	53.9%	53.0%	45.6%
Risk free interest rates	3.81% - 4.22%	5.18% - 5.56%	5.36% - 6.24%
Expected lives	3 - 4 years	3 - 4 years	3 - 4 years

The weighted-average grant-date fair value of options granted during 2001, 2000 and 1999 was $6.98, $6.91 and $3.57 per share, respectively. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of grants under the Company's employee stock-based compensation plans.

NOTE 9

Employee Benefit Plans

The Company has a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for all employees who satisfy the age and service requirements under the 401(k) Plan. Each participant may elect to contribute up to 15% of annual compensation, up to the maximum permitted under Federal law, and the Company is obligated to contribute annually an amount equal to 100% of the participant's contribution up to 6% of that participant's annual compensation. Employees contributed

$6,353,000, $6,119,000 and $5,486,000 to the 401(k) Plan in 2001, 2000 and 1999, respectively. In accordance with the provisions of the 401(k) Plan, the Company matched employee contributions in the amount of $4,474,000, $4,706,000 and $4,510,000 during 2001, 2000 and 1999, respectively. Additionally, the Company can make discretionary contributions based on the profitability of the Company. For the years ended December 31, 2001, 2000 and 1999, the Company recorded compensation expense for discretionary contributions of $3,786,000, $3,799,000 and $3,605,000, respectively.

The Company also has an unfunded, non-qualified deferred compensation plan. The plan allows officers, certain other employees and directors of the Company to defer all or part of their compensation, to be paid to the participants or their designated beneficiaries upon retirement, death or separation from the Company. To support the deferred compensation plan, the Company has elected to purchase Company-owned life insurance. The cash surrender value of the Company-owned insurance related to deferred compensation is included in other assets and was $10,556,000 and $8,310,000 at December 31, 2001 and 2000, respectively. The liability for the deferred compensation is included in long-term liabilities and was $8,297,000 and $9,884,000 at December 31, 2001 and 2000, respectively. For the years ended December 31, 2001, 2000 and 1999, the total participant deferrals, which are reflected in long-term liabilities, were $836,000, $843,000 and $997,000, respectively. Included in other income during 1999 were net proceeds from an insurance policy related to the deferred compensation plan of $3,622,000.

NOTE 10
Income Taxes

The Company's income before income tax provision was subject to taxes in the following jurisdictions for the following periods:

(In thousands)		Year Ended December 31,	
	2001	2000	1999
United States	$ 75,872	$ 101,890	$ 75,799
Foreign	22,320	27,432	9,698
	$ 98,192	$ 129,322	$ 85,497

The provision for income taxes is as follows:

(In thousands)		Year Ended December 31,	
	2001	2000	1999
Current tax provision:			
Federal	$ 23,056	$ 26,616	$ 14,779
State	3,350	5,130	2,774
Foreign	8,273	10,623	3,044
Deferred tax expense (benefit):			
Federal	3,595	7,463	8,956
State	1,526	(1,596)	1,162
Foreign	17	(870)	(540)
Income tax provision	$ 39,817	$ 47,366	$ 30,175

During 2001, 2000 and 1999, the Company recognized certain tax benefits related to stock option exercises in the amount of $14,520,000, $6,806,000 and $2,377,000, respectively. Such benefits were recorded as a reduction of income taxes payable and an increase in paid-in capital.

Deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related asset or liability. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

(In thousands)		December 31,
	2001	2000
Deferred tax assets:		
Reserves and allowances	$ 20,032	$ 22,365
Depreciation and amortization	2,962	12,225
Compensation and benefits	5,506	7,208
Effect of inventory overhead adjustment	3,571	1,934
Compensatory stock options and rights	2,344	3,473
Foreign net operating loss carryforwards	—	107
Revenue recognition	8,433	1,320
Long-lived asset impairment	1,738	1,738
Capital loss carryforward	283	834
Tax credit carryforwards	2,192	3,200
Other	5,612	1,793
Total deferred tax assets	52,673	56,197
Valuation allowance for deferred tax assets	(2,764)	(1,354)
Deferred tax assets, net of valuation allowance	49,909	54,843
Deferred tax liabilities:		
State taxes, net of federal income tax benefit	(2,361)	(2,157)
Net deferred tax assets	$ 47,548	$ 52,686

At December 31, 2001, the Company had $2,192,000 of credit carryforwards primarily relating to state investment tax credits which expire at various dates between December 31, 2007 and 2009.

A valuation allowance has been established due to the uncertainty of realizing certain tax attribute carryforwards, and a portion of other deferred tax assets. Based on management's assessment, it is more likely than not that all the net deferred tax assets will be realized through future earnings.

A reconciliation of income taxes computed by applying the statutory U.S. income tax rate to the Company's income before income taxes to the income tax provision is as follows:

(In thousands)		Year Ended December 31,	
	2001	2000	1999
Amounts computed at statutory U.S. tax rate	$ 34,367	$ 45,263	$ 29,924
State income taxes, net of U.S. tax benefit	4,047	4,112	3,046
State tax credits, net of U.S. tax benefit	(878)	(325)	(2,075)
Nondeductible foreign losses	—	65	(476)
Expenses with no tax benefit	693	931	814
Nondeductible capital losses	—	—	130
Foreign sales corporation tax benefits	(1,406)	(1,487)	(1,471)
Nontaxable insurance proceeds	—	—	(1,408)
Change in deferred tax valuation allowance	1,410	(2,836)	2,431
Other	1,584	1,643	(740)
Income tax provision	$ 39,817	$ 47,366	$ 30,175

U.S. tax return examinations have been completed for the years through 1994. Management believes adequate provisions for income tax have been recorded for all years.

NOTE 11

Commitments and Contingencies

Supply of Electricity and Energy Contracts In the second quarter of 2001, the Company entered into an agreement with Pilot Power Group, Inc. ("Pilot Power") as the Company's energy service provider and in connection therewith entered into a long-term, fixed-priced, fixed-capacity, energy supply contract ("Enron Contract") with Enron Energy Services, Inc. ("EESI"), a subsidiary of Enron Corporation, as part of a comprehensive strategy to ensure the uninterrupted supply of energy while capping electricity costs in the volatile California energy market. The Enron Contract provided, subject to the other terms and conditions of the contract, for the Company to purchase nine megawatts of energy per hour from June 1, 2001 through May 31, 2006 (394,416 megawatts over the term of the contract). The total purchase price for such energy over the full contract term was approximately $43,484,000.

At the time the Company entered into the Enron Contract, nine megawatts per hour was in excess of the amount the Company expected to be able to use in its operations. The Company agreed to purchase this amount, however, in order to obtain a more favorable price than the Company could have obtained if the Company had purchased a lesser quantity. The Company expected to be able to sell any excess supply through Pilot Power.

On November 29, 2001, the Company notified EESI that, among other things, EESI was in default of the Enron Contract and that based upon such default, and for other reasons, the Company was terminating the Enron Contract effective immediately. At the time of termination, the contract price for the remaining energy to be purchased under the Enron Contract through May 2006 was approximately $39,126,000.

On November 30, 2001, EESI notified the Company that it disagreed that it was in default of the Enron Contract and that it was prepared to deliver energy pursuant to the Enron Contract. On December 2, 2001, EESI, along with Enron Corporation and numerous other related entities, filed for bankruptcy. Since November 30, 2001, the parties have not been operating under the Enron Contract and Pilot Power has been providing energy to the Company from alternate suppliers.

As a result of the Company's notice of termination to EESI, and certain other automatic termination provisions under the Enron Contract, the Company believes that the Enron Contract has been effectively and appropriately terminated. There can be no assurance that EESI or another party will not assert a future claim against the Company or that a bankruptcy court or arbitrator will not ultimately nullify the Company's termination of the Enron Contract. No provision has been made for contingencies or obligations, if any, under the Enron Contract beyond November 30, 2001.

Legal Matters On July 24, 2000, Bridgestone Sports Co., Ltd. ("Bridgestone") filed a complaint for patent infringement in the United States District Court for the Northern District of Georgia, Civil Action No. 100-CV-1871, against Callaway Golf Company, Callaway Golf Ball Company (collectively "Callaway Golf"), and a golf retailer located in Georgia (the "U.S. Action"). On October 13, 2000, Bridgestone and the retailer defendant entered into a consent judgment discontinuing the action against the retailer. On December 14, 2000, Bridgestone filed an action in the Tokyo, Japan District Court asserting patent infringement against Callaway Golf's wholly-owned subsidiary, Callaway Golf K.K., based on its sale of Rule 35 Softfeel golf balls in Japan (the "Japan Action"). On October 9, 2001, the Company and Bridgestone announced that they signed a golf ball patent license agreement permitting the Company to use a number of Bridgestone's three piece golf ball patents worldwide. As a result of the license agreement, the U.S. Action and Japan Action were dismissed.

On April 6, 2001, a complaint was filed against Callaway Golf Company and Callaway Golf Sales Company (collectively, the "Company"), in the Circuit Court of Sevier County, Tennessee, Case No. 2001-241-IV. The complaint seeks to assert a class action by plaintiff on behalf of himself and on behalf of consumers in Tennessee and Kansas who purchased selected Callaway Golf products on or after March 30, 2000. Specifically, the complaint alleges that the Company adopted a New Product Introduction Policy governing the introduction of certain of the Company's new products in violation of Tennessee and Kansas antitrust and consumer protection laws. The plaintiff is seeking damages, restitution and punitive damages.

On October 3, 2001, the Company filed suit in the United States District Court for the District of Delaware, Civil Action No. 01-669, against Dunlop Slazenger Group Americas, Inc., d/b/a MaxFli ("MaxFli"), for infringement of a golf ball aerodynamics patent owned by the Company. On October 15, 2001, MaxFli filed an answer to the complaint denying any infringement, and also filed a counterclaim against the Company asserting that a former MaxFli employee now working for the Company had disclosed confidential MaxFli trade secrets to the Company, and that the Company had used that information to enter the golf ball business. Among other remedies, MaxFli is seeking damages in an unspecified amount and injunctive relief.

The Company and its subsidiaries, incident to their business activities, are parties to a number of legal proceedings, lawsuits and other claims, including the matters specifically noted above. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance, or the financial impact with respect to these matters as of December 31, 2001. However, management believes at this time that the final resolution of these matters, individually and in the aggregate, will not have a material adverse effect upon the Company's consolidated financial position, results of operations or cash flows.

Vendor Arrangements The Company is dependent on a limited number of suppliers for its clubheads and shafts, some of which are single-sourced. In addition, some of the Company's products require specifically developed manufacturing techniques and processes which make it difficult to identify and utilize alternative suppliers quickly. The Company believes that suitable clubheads and shafts could be obtained from other manufacturers in the event its regular suppliers are unable to provide components. However, any significant production delay or disruption caused by the inability of current suppliers to deliver or the transition to other suppliers could have a material adverse impact on the Company's results of operations. The Company is also single-sourced or dependent on a limited number of suppliers for the materials it uses to make its golf balls. Many of the materials are customized for the Company. Any delay or interruption in such supplies could have a material adverse impact upon the Company's golf ball business. If the Company did experience any such delays or interruptions, there is no assurance that the Company would be able to find adequate alternative suppliers at a reasonable cost or without significant disruption to its business.

The Company has entered into long-term purchase agreements for various key raw materials. The purchase commitments covered by these agreements aggregate approximately $4,000,000 per year for 2002 and 2003.

Lease Commitments The Company leases certain warehouse, distribution and office facilities, as well as office and manufacturing equipment under operating leases. Lease terms range from one to ten years expiring at various dates through December 2008, with options to renew at varying terms. Commitments for minimum lease payments under non-cancelable operating leases as of December 31, 2001 are as follows:

(in thousands)		
2002	$	7,598
2003		2,792
2004		2,039
2005		1,929
2006		1,974
Thereafter		1,922
	$	18,254

Future minimum lease payments have not been reduced by future minimum sublease rentals of $1,882,000 under an operating lease. At December 31, 2001, the Company is contingently liable for $3,167,000 through February 2003 under an operating lease that was assigned to a third party (Note 12). Rent expense for the years ended December 31, 2001, 2000, and 1999 was $3,759,000, $3,197,000 and $2,315,000, respectively. Rent expense for 1999 does not include a credit of $6,076,000 related to the reversal of a restructuring reserve for excess lease costs (Note 12).

Employment Contracts The Company has entered into employment contracts with each of the Company's officers. These contracts generally provide for severance benefits, including salary continuation, if the officer is terminated by the Company for convenience or by the officer for substantial cause. In addition, in order to assure that the officers would continue to provide independent leadership consistent with the Company's best interests in the event of an actual or threatened change in control of the Company, the contracts also generally provide for certain protections in the event of such a change in control. These protections include the extension of employment contracts and the payment of certain severance benefits, including salary continuation, upon the termination of employment following a change in control. The Company is also generally obligated to reimburse such officers for the amount of any excise taxes associated with such benefits.

NOTE 12
Restructuring

In 1998, the Company recorded a restructuring charge of $54,235,000 resulting from a number of cost reduction actions and operational improvements. These actions included: the consolidation of the operations of the Company's wholly-owned subsidiary, Odyssey, into the operations of the Company while maintaining the distinct and separate Odyssey brand; the discontinuation, transfer or suspension of certain initiatives not directly associated with the Company's core business, such as the Company's involvement with interactive golf sites, golf book publishing, new player development and a golf venue in Las Vegas; and the re-sizing of the Company's core business to reflect current and expected business conditions. These initiatives were completed during 1999, with the exception of cash outlays related to the assignment of a lease obligation for a facility in New York City that continued through July 2000. During 1999, the Company incurred charges of $1,295,000 on the disposition of building improvements eliminated during the consolidation of manufacturing operations, as well as other charges of $671,000. These charges did not meet the criteria for accrual in 1998. The Company also incurred charges of $749,000 during 1999 related to asset dispositions and other restructuring activities for which reserves were not established in 1998. Additionally, in 1999, the Company reversed $8,609,000 of the reserve as actual amounts differed from estimates established in 1998. The reversal was primarily attributable to the $6,076,000 reversed as a result of the assignment of a lease obligation at terms significantly more favorable than estimated at the establishment of the reserve combined with the $1,470,000 reversal related to the disposition of two buildings at higher sales prices than estimated. No charges were incurred during 2000 and during the third quarter of 2000, the restructuring reserve balance was fully depleted.

NOTE 13
Acquisitions and Reorganizations

During the first quarter of 2001, the Company acquired distribution rights and substantially all of the assets from its distributors in Spain and Australia for $4,400,000 and $1,400,000, respectively. These acquisitions were accounted for using the purchase method. On December 29, 2000, the Company consolidated a wholly-owned subsidiary, Callaway Golf Ball Company, with the Company. During 1999, the Company acquired distribution rights and substantially all of the assets from its distributor in Ireland for $810,000. Also in 1999, the Company merged its subsidiary, Callaway Golf Europe, S.A., with another of its subsidiaries, Callaway Golf Europe, Ltd. and now operates in France through a satellite office. These acquisitions are not considered significant business combinations. Accordingly, pro forma financial information is not presented.

NOTE 14
Segment Information

The Company's operating segments are organized on the basis of products and include golf clubs and golf balls. The Golf Clubs segment consists of Callaway Golf titanium and stainless steel metal woods and irons, Callaway Golf and Odyssey putters and wedges and related accessories. The Golf Balls segment consists of golf balls that are designed, manufactured, marketed and distributed by the Company. There are no significant intersegment transactions. The tables below contain information utilized by management to evaluate its operating segments.

(in thousands)

		2001		2000		1999
Net sales						
Golf Clubs	$	761,310	$	803,663	$	719,038
Golf Balls		54,853		33,964		—
	$	816,163	$	837,627	$	719,038
Income (loss) before tax						
Golf Clubs	$	184,770	$	213,786	$	175,794
Golf Balls		(17,868)		(45,918)		(36,097)
Reconciling items (1)		(68,710)		(38,546)		(54,200)
	$	98,192	$	129,322	$	85,497
Identifiable assets (2)						
Golf Clubs	$	343,741	$	317,036	$	303,905
Golf Balls		60,166		52,255		42,293
	$	403,907	$	369,291	$	346,198

(1) Represents corporate general and administrative expenses and other income (expense) not utilized by management in determining segment profitability.

(2) Identifiable assets are comprised of net inventory, property, plant and equipment and intangible assets. Total identifiable assets differ from total assets as a result of unidentified corporate assets not segregated between the two segments.

The Company markets its products domestically and internationally, with its principal international markets being Japan and Europe. The tables below contain information about the geographical areas in which the Company operates. Revenues are attributed to the location to which the product was shipped. Long-lived assets are based on location of domicile.

(in thousands)

	Sales	Long-Lived Assets
2001		
United States	$ 444,091	$ 234,281
Japan	130,706	3,415
Europe	118,417	13,261
Rest of Asia	63,928	729
Other foreign countries	59,021	2,877
	$ 816,163	$ 254,563
2000		
United States	$ 451,264	$ 228,920
Japan	122,003	3,229
Europe	125,511	11,229
Rest of Asia	82,371	994
Other foreign countries	56,478	3,164
	$ 837,627	$ 247,536
1999		
United States	$ 418,397	$ 241,241
Japan	55,927	2,634
Europe	115,673	14,027
Rest of Asia	73,121	974
Other foreign countries	55,920	3,481
	$ 719,038	$ 262,357

The Company, through a distribution agreement, had appointed Sumitomo as the sole distributor of Callaway Golf clubs in Japan. The distribution agreement, which began in February 1993 and ended on December 31, 1999, required Sumitomo to purchase specified minimum quantities. In 1999, sales to Sumitomo accounted for 7% of the Company's net sales. In the fourth quarter of 1999, the Company successfully completed negotiations with Sumitomo to provide a transition of its business. As a result of this transition agreement, the Company purchased all undamaged, unopened inventory products in the possession of the distributor and paid a transition fee to the distributor. The Company recorded a net charge of $8,600,000 in the fourth quarter of 1999 for transition expenses, excess and obsolete inventory purchased, and foreign currency transaction losses. The transition expenses, excess and obsolete inventory charge, and foreign currency transaction losses were included in income from operations, gross profits, and other income, respectively. The Company also purchased saleable products and accordingly increased its inventory balance by $3,600,000. Odyssey brand products are sold through the Company's wholly-owned Japanese subsidiary, Callaway Golf K.K., and beginning January 1, 2000, Callaway Golf brand products were sold through this subsidiary.

NOTE 15

Licensing Arrangements

In 2001, the Company and Nordstrom, Inc. mutually terminated their prior licensing arrangement, which included men's and women's golf apparel, men's footwear and sun and skin care products. Also in 2001, the Company entered into an exclusive licensing arrangement with Ashworth, Inc. for the creation of a complete line of men's and women's apparel for distribution in the United States, Canada, Europe, Australia, New Zealand and South Africa. In addition, the Company also entered into a long-term licensing agreement with Sanei International Co., Ltd. to create and sell Callaway Golf apparel in Japan. The Company's golf apparel products will be available at retail beginning in 2002. The first full year for which the Company will receive royalty revenue under these licensing arrangements is 2003.

NOTE 16

Transactions with Related Parties

A director of the Company is also a senior managing director of an investment bank which performed services for the Company. Investment banking fees incurred with this investment bank totaled $557,000 in 2001 and no fees were paid in 2000 and 1999. Another director of the Company is also an advisory partner of a law firm which performs legal services for the Company. Legal fees incurred with this law firm totaled $351,000, $469,000 and $1,063,000 in 2001, 2000, and 1999, respectively.

The Callaway Golf Company Foundation (the "Foundation") oversees and administers charitable giving for the Company and makes grants to carefully selected organizations. Directors and executive officers of the Company also serve as directors of the Foundation and the Company's employees provide accounting and administrative services for the Foundation. In 2001, the Company recognized a charitable contribution expense of $1,000,000 as a result of its unconditional promise to contribute such amount to the Foundation. As of December 31, 2001, the Company had paid $584,000 of the contribution. The remaining $416,000 was to be paid in 2002. In 2000 and 1999, the Company donated $288,000 and $232,000, respectively, to the Foundation.

During 1998, the Company entered into an agreement with Callaway Editions, Inc. to form CGMV, a limited liability company that was owned 80% by the Company and 20% by Callaway Editions, Inc. ("Callaway Editions"). Callaway Editions is a publishing and media company which was owned 9% by Ely Callaway, Chairman, President and Chief Executive Officer of the Company, and 81% by his son, Nicholas Callaway. During 1999, in connection with the termination of its relationship with CGMV, the Company forgave the existing loan balance from CGMV of approximately $2,142,000, sold its interest to Callaway Editions for a nominal amount and paid $1,000,000 as consideration for release from its obligation to loan CGMV up to $20,000,000. These transactions did not result in a charge in 1999, as they were adequately accrued in the 1998 restructuring reserve (Note 12).

In December 1998, the Company purchased the remaining 20% interest in Callaway Golf Trading GmbH, the Company's former German distributor, for $6,766,000. The purchase price was in the form of a note payable bearing interest at 7%, due in June 1999 to the seller, who was then an officer of a wholly-owned subsidiary of the Company. The note payable was included in accounts payable and accrued expenses at December 31, 1998 and was paid in February 1999.

NOTE 17

Subsequent Event

In December 1998, the Company entered into a master lease agreement for the acquisition and lease of machinery and equipment utilized in the Company's golf ball operations. By December 31, 1999, the Company had finalized its lease program and leased $50,000,000 of equipment under the operating lease. On February 11, 2002, pursuant to the master lease agreement, the Company notified the lessor of its election to purchase the leased equipment in August 2002 for approximately $44,834,000 plus the payment of approximately $5,200,000 of lease termination fees.

Reports of Independent Public Accountants

To the Board of Directors and Shareholders
of Callaway Golf Company:

We have audited the accompanying consolidated balance sheet of Callaway Golf Company (a Delaware corporation) and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callaway Golf Company and Subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

San Diego, California
January 15, 2002 (except with respect to the matter discussed in Note 17, as to which the date is February 11, 2002)

To the Board of Directors and Shareholders
of Callaway Golf Company:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2000 and the related consolidated statements of operations, of cash flows and of shareholders' equity for each of the two years in the period ended December 31, 2000 present fairly, in all material respects, the financial position, results of operations and cash flows of Callaway Golf Company and its subsidiaries at December 31, 2000 and for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Diego, California
March 19, 2001

Change in Independent Public Accountants

In early 2001, the Company's Audit Committee requested that the Company evaluate proposals from other firms in addition to its then current outside auditor, PricewaterhouseCoopers ("PwC"). Management solicited proposals from likely candidates, and during the second quarter of 2001 the Audit Committee reviewed a number of candidates that had been pre-screened by management. At the conclusion of this review process, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, the appointment, effective as of June 18, 2001, of Arthur Andersen LLP ("Arthur Andersen") as the Company's new outside auditor for fiscal year 2001 (PwC's engagement officially ended on June 15, 2001). The Audit Committee recommended the change because, among other things, it believed that a change in outside auditor could help assure an independent and rigorous review of the Company's practices. (PwC had been the Company's outside auditor for over ten years). In addition, the Committee felt that Arthur Andersen offered a very high level of audit services at a competitive cost to the Company.

The report of Arthur Andersen in connection with its audit of the Company's consolidated financial statements for the year ended December 31, 2001 does not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

PwC's reports in connection with its audits of the Company's consolidated financial statements for the years ended December 31, 2000 and December 31, 1999, do not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. In addition, during the Company's fiscal years ended December 31, 2000 and December 31, 1999 and through the subsequent interim period through the date PwC ceased to be the Company's auditor, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to PwC's satisfaction would have caused PwC to make reference to the subject matter of the disagreement in connection with its reports.

Summarized Quarterly Financial Data (Unaudited)

(In thousands, except per share data)					Fiscal Year 2001 Quarters
	1st	2nd (2)	3rd (2)	4th	Total
Net sales	$ 261,365	$ 253,655	$ 195,848	$ 105,295	$ 816,163
Gross profit	$ 136,907	$ 131,936	$ 95,024	$ 40,711	$ 404,578
Net income (loss)	$ 34,075	$ 26,975	$ 6,519	$ (9,194)	$ 58,375
Earnings (loss) per common share (1)					
Basic	$ 0.49	$ 0.38	$ 0.09	$ (0.14)	$ 0.84
Diluted	$ 0.47	$ 0.36	$ 0.09	$ (0.14)	$ 0.82

					Fiscal Year 2000 Quarters
	1st	2nd	3rd	4th	Total
Net sales	$ 197,406	$ 289,922	$ 208,081	$ 142,218	$ 837,627
Gross profit	$ 88,265	$ 144,507	$ 102,031	$ 62,705	$ 397,508
Income before cumulative effect of accounting change	$ 13,098	$ 44,189	$ 20,055	$ 4,614	$ 81,956
Cumulative effect of accounting change	$ (957)	$ —	$ —	$ —	$ (957)
Net income	$ 12,141	$ 44,189	$ 20,055	$ 4,614	$ 80,999
Earnings per common share (1)					
Basic					
Income before cumulative effect of accounting change	$ 0.18	$ 0.63	$ 0.29	$ 0.07	$ 1.17
Cumulative effect of accounting change	$ (0.01)	$ —	$ —	$ —	$ (0.01)
	$ 0.17	$ 0.63	$ 0.29	$ 0.07	$ 1.16
Diluted					
Income before cumulative effect of accounting change	$ 0.18	$ 0.61	$ 0.29	$ 0.07	$ 1.14
Cumulative effect of accounting change	$ (0.01)	$ —	$ —	$ —	$ (0.01)
	$ 0.17	$ 0.61	$ 0.29	$ 0.07	$ 1.13

(1) Earnings per share is computed individually for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.

(2) The Company's net income and earnings per common share includes the recognition of unrealized energy contract losses due to changes in the estimated fair value of the energy contract based on market rates. During the second and third quarters of 2001, the Company recorded $6,400,000 and $7,800,000, respectively, of after-tax unrealized losses. During the fourth quarter of 2001, the Company terminated the energy contract. As a result, the Company will continue to reflect the derivative valuation account on its balance sheet with no future valuation adjustments for changes in market rates, subject to periodic review (Notes 6 and 11).

Market for Common Shares and Related Shareholder Matters

The Company's Common Shares are traded on the New York Stock Exchange (NYSE). The Company's symbol for its Common Shares is "ELY." As of March 8, 2002, the approximate number of holders of record of the Company's Common Stock was 9,000.

Stock Price Information

	Year ended December 31,					
			2001			2000
Period:	High	Low	Dividend	High	Low	Dividend
First Quarter	$ 27.01	$ 17.25	$ 0.07	$ 17.75	$ 11.00	$ 0.07
Second Quarter	$ 26.34	$ 14.60	$ 0.07	$ 20.56	$ 14.81	$ 0.07
Third Quarter	$ 18.12	$ 12.21	$ 0.07	$ 16.69	$ 12.44	$ 0.07
Fourth Quarter	$ 19.83	$ 12.87	$ 0.07	$ 19.56	$ 14.50	$ 0.07

Corporate Data

The 2002 Annual Meeting of Shareholders

Monday, May 6, 2002
Four Seasons Resort Aviara
7100 Four Seasons Point
Carlsbad, California 92009

Independent Accountants

Arthur Andersen LLP
701 B Street, Suite 1600
San Diego, California 92101

Transfer Agent and Registrar

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
800-368-7068
TDD for hearing impaired: 800-231-5469
Foreign Shareholders: 201-329-8660
TDD Foreign Shareholders: 201-329-8354
www.melloninvestor.com

Independent Counsel

Gibson, Dunn & Crutcher LLP
Jamboree Center
4 Park Plaza
Irvine, California 92614

Copy of Form 10 -K

A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission, without exhibits, may be obtained without charge by any shareholder via the Investor Relations section of the Company's website at callawaygolf.com or upon written request to:
Barbara West
Callaway Golf Company
2180 Rutherford Road
Carlsbad, California 92008-7328

Visit our Web Site

Visit Callaway Golf Company on the Internet at: www.callawaygolf.com for more information on the following:

- Callaway Golf clubs
- Callaway Golf balls
- Odyssey putters
- Callaway Golf & Odyssey accessories
- Callaway Golf tour player profiles, stats and news
- Corporate information, financial reports & news releases
- Customer service
- International locations and news

Or, call our Investor Relations Department at: 760-931-1771

Important Notice to Shareholders

Statements made in this report that relate to future plans, events, financial results or performance, including statements relating to future liquidity, are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. These statements are based upon current information and expectations. Actual results may differ materially from those anticipated as a result of certain risks and uncertainties. For details concerning these and other risks and uncertainties, see above Certain Factors Affecting Callaway Golf Company, as well as the Company's other periodic reports on Forms 10-K, 10-Q and 8-K subsequently filed with the Securities and Exchange Commission from time to time. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Investors also should be aware that while the Company from time to time does communicate with securities analysts, it is against the Company's policy to disclose to them any material non-public information or other confidential commercial information. Furthermore, the Company has a policy against issuing or confirming financial forecasts or projections issued by securities analysts and any reports issued by such analysts are not the responsibility of the Company. Investors should not assume that the Company agrees with any report issued by any analyst or with any statements, projections, forecasts or opinions contained in any such report.

Callaway Golf Company Trademarks

The following marks and phrases, among others, are trademarks of Callaway Golf Company: Big Bertha – Biggest Big Bertha – Big Bertha C4 – C4 design – C design – CB1 – CTU 30 – Callaway – Callaway Golf – Callaway Hickory Stick – Dawn Patrol – Daytripper – Demonstrably Superior and Pleasingly Different – Deuce – Divine Nine – Dual Force – Enjoy the Game – ERC – ERC II – Ely Would – Ginty – Great Big Bertha – HX – Hawk Eye – Heavenwood – Ladies' Gems – Little Bertha – Odyssey – RCH – Rossie – Rule 35 – S2H2 – Steelhead – Steelhead Plus – Stronomic – TriForce – TriHot – Tru Bore – Tubular Lattice Network – Tungsten Injected – VFT – War Bird – White Hot – World's Friendliest – X-12 – X-14 – X-SPANN

Board of Directors and Senior Officers



Ronald A. Drapeau
Chairman, President and Chief Executive Officer



William C. Baker
Director, The Meditrust Companies



Ronald S. Beard
Advisory Partner, Gibson Dunn & Crutcher



Vernon E. Jordan, Jr.
Senior Managing Director, Lazard Freres and Co., LLC



Yotaro Kobayashi
Chairman, Fuji Xerox Co., Ltd.



Richard L. Rosenfield
Co-Founder and Co-Chairman of the Board, California Pizza Kitchen, Inc.



Richard C. Helmstetter
Senior Executive Vice President, Chief of New Products



Steven C. McCracken
Senior Executive Vice President, Chief Legal Officer and Secretary



Bradley J. Holiday
Executive Vice President and Chief Financial Officer



Michael W. McCormick
Executive Vice President, Global Sales



Robert A. Penicka
Executive Vice President, Manufacturing



Ian B. Rowden
Executive Vice President and Chief Marketing Officer



Larry R. Dorman
Senior Vice President, Global Press and Public Relations



Michael J. Galeski
Senior Vice President, Sports Marketing



Geoffrey P.M. Goodman
Senior Vice President, Product Management



Donna L. Kaptain
Senior Vice President, Human Resources



Darian C. Pasterski
Senior Vice President, Information Technology and Chief e-Business Officer



Michael J. Rider
Senior Vice President and Assistant General Counsel


Callaway
GOLF

Charles Howell III, 2001 PGA Tour Rookie of the Year


Callaway
GOLF
59

Annika Sorenstam – 2001 LPGA Tour Player of the Year